Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying financial statements of Chunghwa Telecom Co., Ltd. (the Company), which comprise the balance sheets as of December 31, 2019 and 2018, and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2019. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The descriptions of the key audit matters of the financial statements for the year ended December 31, 2019 are as follows:

Revenue Recognition on Mobile Service

Key audit matter:

Refer to Notes 3 and 25 to the financial statements.

The Company’s mobile service revenue consists of subscriber-based charges made up of a significant volume of low-dollar transactions. Because of the complexity and a variety of subscriber-based charges as well as a large number of transactions, the Company uses highly automated systems to process and record its revenue transactions.

Given the Company’s systems to process and record revenue are highly automated, auditing revenue was complex and challenging due to the extent of audit effort required and involvement of professionals with expertise in information technology (IT) necessary for us to identify, test, and evaluate the Company’s IT systems.

Corresponding audit procedures:

Our audit procedures related to the Company’s systems to process revenue transactions included the following, among others:

•	With the assistance of our IT specialists, we:

•

Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls and change management controls.

•	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s accounting system.

•	We selected samples from mobile service revenue and agreed to customer contracts and records of cash receipts.

Revenue Recognition on Project Business

Key audit matter:

Refer to Notes 3 and 4 to the financial statements.

The Company’s project business is highly customized and mainly provides customers with combinations of various equipment and/or services. Project business contracts may likely outsource partial or substantial part of the obligations or services to third parties. The accounting for these contracts requires judgement, particularly as it relates to the determination of the Company acting as a principal or an agent.

Given the judgments on whether the Company is acting as a principal or an agent is required in order to determine if revenue should be recognized gross as principal versus net as agent, auditing such revenue required extensive audit effort due to the volume of contracts and involved a high degree of judgment when performing audit procedures and evaluating the result of these procedures.

Corresponding audit procedures:

Our audit procedures related to management’s revenue recognition on project business included the following, among others:

•	We tested the effectiveness of controls over project business revenue, including those over principal-versus-agent considerations and revenue recognition.

•	We performed the following audit procedures on a sample basis:

•

Obtained project business contracts and the evaluation documentation prepared by management and determined the reasonableness of management’s judgement on whether the Company is acting as a principal or an agent after considering whether the Company is the primary obligation provider, its exposures to inventory risks and the discretion in establishing the prices by reviewing the contractual terms, comparing to the business substance and evaluating if it is consistent with relevant accounting standards.

•	Performed detail transaction testing by agreeing the amounts recognized to source documents and testing the mathematical accuracy of the recorded revenue.

•	Confirmed project business contract terms with customers.

Emphasis of Matter

As disclosed in Note 5 to the financial statements, the Company initially applied IFRS 16 “Leases” in 2019. Our audit opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision, and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the year ended December 31, 2019 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Mr. Dien Sheng Chang and Mr. Ching Pin Shih.

/s/ Dien Sheng Chang	/s/ Ching Pin Shih

Deloitte & Touche
Taipei, Taiwan
Republic of China

February 26, 2020

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

(In Thousands of New Taiwan Dollars)

	2019		2018
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$25,081,712	5	$16,922,851	4
Hedging financial assets (Notes 3 and 19)	327	—	1,069	—
Contract assets (Notes 3 and 25)	1,470,985	—	1,653,886	—
Trade notes and accounts receivable, net (Notes 3, 4, 9 and 25)	23,478,061	5	27,851,879	6
Receivables from related parties (Note 32)	785,570	—	817,874	—
Inventories (Notes 3, 4 and 10)	12,491,728	3	10,471,759	2
Prepayments (Notes 5, 11 and 32)	1,436,346	—	1,438,962	—
Other current monetary assets (Notes 12 and 23)	2,866,059	1	5,671,132	1
Other current assets (Note 18)	2,354,215	1	2,509,572	1

Total current assets	69,965,003	15	67,338,984	14

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	778,105	—	517,362	—
Financial assets at fair value through other comprehensive income (Notes 3, 4 and 8)	6,923,315	2	6,533,053	1
Investments accounted for using equity method (Notes 3, 5 and 13)	20,320,122	4	15,696,310	4
Contract assets (Notes 3 and 25)	804,698	—	667,259	—
Property, plant and equipment (Notes 3, 4, 5, 14 and 32)	274,744,872	60	281,056,057	64
Right-of-use assets (Notes 3, 4, and 15)	10,292,025	2	—	—
Investment properties (Notes 3, 4 and 16)	8,094,618	2	8,212,437	2
Intangible assets (Notes 3, 4 and 17)	46,519,457	10	50,404,295	11
Deferred income tax assets (Notes 3, 5 and 27)	2,719,035	1	3,041,999	1
Incremental costs of obtaining contracts (Notes 3 and 25)	6,976,421	2	7,620,704	2
Net defined benefit assets (Notes 3, 4 and 23)	2,108,176	1	1,149,402	—
Prepayments (Notes 5, 11 and 32)	1,381,618	—	1,852,675	—
Other noncurrent assets (Note 18)	5,687,816	1	4,726,124	1

Total noncurrent assets	387,350,278	85	381,477,677	86

TOTAL	$457,315,281	100	$448,816,661	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 3, 4 and 7)	$228	—	$897	—
Contract liabilities (Notes 3, 5 and 25)	16,684,939	3	10,686,892	2
Trade notes and accounts payable (Note 20)	12,052,523	3	16,773,477	4
Payables to related parties (Note 32)	3,663,713	1	4,443,212	1
Current tax liabilities (Notes 3 and 27)	3,739,435	1	4,070,910	1
Lease liabilities (Notes 3, 4, 5, 15,29 and 32)	2,939,410	1	—	—
Other payables (Notes 5 and 21)	19,270,583	4	20,148,990	4
Provisions (Notes 3 and 22)	107,902	—	50,844	—
Other current liabilities (Note 5)	923,457	—	1,159,732	—

Total current liabilities	59,382,190	13	57,334,954	12

NONCURRENT LIABILITIES
Contract liabilities (Notes 3, 5 and 25)	4,414,979	1	2,456,191	1
Deferred income tax liabilities (Notes 3 and 27)	1,880,925	—	1,957,503	—
Provisions (Notes 3 and 22)	97,382	—	78,627	—
Lease liabilities (Notes 3, 4, 5, 15, 29 and 32)	5,755,804	2	—	—
Customers’ deposits (Note 32)	4,653,517	1	4,635,193	1
Net defined benefit liabilities (Notes 3, 4 and 23)	3,412,740	1	3,419,867	1
Other noncurrent liabilities (Notes 5 and 32)	1,607,501	—	2,371,954	1

Total noncurrent liabilities	21,822,848	5	14,919,335	4

Total liabilities	81,205,038	18	72,254,289	16

EQUITY (Notes 5 and 24)
Common stocks	77,574,465	17	77,574,465	18

Additional paid-in capital	171,255,985	37	171,136,764	39

Retained earnings
Legal reserve	77,574,465	17	77,574,465	17
Special reserve	2,675,419	1	2,675,419	—
Unappropriated earnings	46,341,361	10	47,141,345	10

Total retained earnings	126,591,245	28	127,391,229	27

Other adjustments	688,548	—	459,914	—

Total equity	376,110,243	82	376,562,372	84

TOTAL	$457,315,281	100	$448,816,661	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2019		2018
	Amount	%	Amount	%
REVENUES (Notes 3, 25, 32 and 36)	$179,321,838	100	$185,331,699	100
OPERATING COSTS (Notes 3, 10, 23, 25, 26, 32 and 36)	116,056,276	65	118,829,935	64

GROSS PROFIT	63,265,562	35	66,501,764	36

OPERATING EXPENSES (Notes 3, 9, 23, 26, 32 and 36)
Marketing	18,130,247	10	18,807,803	10
General and administrative	3,558,580	2	3,427,037	2
Research and development	3,341,306	2	3,182,608	2
Expected credit loss (reversal of credit loss)	(127,019)	—	888,844	—

Total operating expenses	24,903,114	14	26,306,292	14

OTHER INCOME AND EXPENSES (Notes 16, 18, 26 and 36)	(16,583)	—	170,442	—

INCOME FROM OPERATIONS	38,345,865	21	40,365,914	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 36)	157,099	—	114,887	—
Other income (Notes 8, 26 and 32)	386,747	—	521,177	—
Other gains and losses (Notes 26, 31 and 32)	(5,572)	—	(64,694)	—
Interest expenses (Notes 15, 26, 32 and 36)	(61,873)	—	(267)	—
Share of profits of subsidiaries and associates accounted for using equity method (Notes 5, 13 and 36)	1,440,326	1	2,579,961	1

Total non-operating income and expenses	1,916,727	1	3,151,064	1

INCOME BEFORE INCOME TAX	40,262,592	22	43,516,978	23
INCOME TAX EXPENSE (Notes 3 and 27)	7,474,046	4	8,015,356	4

NET INCOME	32,788,546	18	35,501,622	19

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2019		2018
	Amount	%	Amount	%
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 23)	$1,506,290	1	$(1,201,469)	(1)
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3, 24 and 31)	399,429	—	(346,223)	—
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 19)	(742)	—	1,919	—
Share of unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income of subsidiaries and associates (Notes 3, 13 and 24)	(101,103)	—	1,075	—
Share of remeasurements of defined benefit pension plans of subsidiaries and associates (Note 13)	2,864	—	(659)	—
Income tax relating to items that will not be reclassified to profit or loss (Note 27)	(301,258)	—	445,311	—

	1,505,480	1	(1,100,046)	(1)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(71,056)	—	91,956	—
Share of exchange differences arising from the translation of the foreign operations of subsidiaries and associates (Note 13)	2,106	—	3,210	—

	(68,950)	—	95,166	—

Total other comprehensive loss, net of income tax	1,436,530	1	(1,004,880)	(1)

TOTAL COMPREHENSIVE INCOME	$34,225,076	19	$34,496,742	18

EARNINGS PER SHARE (Note 28)
Basic	$4.23		$4.58

Diluted	$4.22		$4.57

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of New Taiwan Dollars)

						Other Adjustments (Notes 19 and 24)
		Additional Paid-in	Retained Earnings (Note 24)			Exchange Differences Arising from the Translation	Unrealized Gain or Loss on Financial Assets at Fair Value through Other	Gain or Loss
	Common Stocks (Note 24)	Capital (Note 24)	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	Comprehensive Income	on Hedging Instruments	Total Equity
BALANCE, JANUARY 1, 2018	$77,574,465	$169,466,883	$77,574,465	$2,680,823	$49,595,850	$(174,593)	$883,420	$(850)	$377,600,463
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5,404)	5,404	—	—	—	—
Cash dividends	—	—	—	—	(37,204,714)	—	—	—	(37,204,714)
Unclaimed dividend	—	2,455	—	—	—	—	—	—	2,455
Change in additional paid-in capital from investments in subsidiaries and associates accounted for using equity method	—	950,689	—	—	—	—	—	—	950,689
Partial disposal of interests in subsidiaries	—	716,737	—	—	—	—	—	—	716,737
Net income for the year ended December 31, 2018	—	—	—	—	35,501,622	—	—	—	35,501,622
Other comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	(756,817)	95,166	(345,148)	1,919	(1,004,880)

Total comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	34,744,805	95,166	(345,148)	1,919	34,496,742

BALANCE, DECEMBER 31, 2018	77,574,465	171,136,764	77,574,465	2,675,419	47,141,345	(79,427)	538,272	1,069	376,562,372
Effect of retrospective application (Note 5)	—	—	—	—	(50,823)	—	—	—	(50,823)

BALANCE, JANUARY 1, 2019 AS ADJUSTED	77,574,465	171,136,764	77,574,465	2,675,419	47,090,522	(79,427)	538,272	1,069	376,511,549
Appropriation of 2018 earnings
Cash dividends	—	—	—	—	(34,745,603)	—	—	—	(34,745,603)
Unclaimed dividend	—	1,266	—	—	—	—	—	—	1,266
Change in additional paid-in capital from investments in subsidiaries and associates accounted for using equity method	—	117,955	—	—	—	—	—	—	117,955
Net income for the year ended December 31, 2019	—	—	—	—	32,788,546	—	—	—	32,788,546
Other comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	1,207,896	(68,950)	298,326	(742)	1,436,530

Total comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	33,996,442	(68,950)	298,326	(742)	34,225,076

BALANCE, DECEMBER 31, 2019	$77,574,465	$171,255,985	$77,574,465	$2,675,419	$46,341,361	$(148,377)	$836,598	$327	$376,110,243

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of New Taiwan Dollars)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$40,262,592	$43,516,978
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	29,852,819	26,867,479
Amortization	4,168,630	4,312,043
Amortization of incremental costs of obtaining contracts	6,269,916	9,958,119
Expected credit loss (reversal of loss)	(127,019)	888,844
Interest expenses	61,873	267
Interest income	(157,099)	(114,887)
Dividend income	(292,450)	(389,651)
Share of profits of subsidiaries and associates accounted for using equity method	(1,440,326)	(2,579,961)
Loss (gain) on disposal of property, plant and equipment	29,229	(151,309)
Gain on disposal of investments accounted for using equity method	(30,152)	—
Provision for inventory and obsolescence	475,024	352,833
Reversal of impairment loss on investment properties	(56,617)	(19,133)
Impairment loss on other assets	43,971	—
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	38,588	25,961
Others	(23,322)	(3,105)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	46,157	359,155
Trade notes and accounts receivable	4,747,965	1,201,810
Receivables from related parties	32,304	188,568
Inventories	(2,494,993)	(7,122,670)
Prepayments	(60,009)	350,427
Other current monetary assets	26,462	(100,041)
Other current assets	155,357	(270,216)
Incremental cost of obtaining contracts	(5,625,633)	(5,575,998)
Increase (decrease) in:
Contract liabilities	6,785,691	3,196,632
Trade notes and accounts payable	(4,720,176)	1,124,526
Payables to related parties	(779,499)	220,147
Other payables	297,078	(1,195,293)
Provisions	75,813	23,225
Other operating liabilities	(49,362)	394,170
Net defined benefit plans	540,389	(1,530,400)

Cash generated from operations	78,053,201	73,928,520
Interest paid	(61,873)	(267)
Income tax paid	(7,846,879)	(10,358,286)

Net cash provided by operating activities	70,144,449	63,569,967

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of New Taiwan Dollars)

	2019	2018
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$—	$(89,580)
Acquisition of financial assets at fair value through profit or loss	(300,000)	—
Proceeds from return of financial assets at fair value through other comprehensive income	9,167	6,690
Acquisition of negotiable certificates of deposit with maturities of more than three months	(9,700,000)	(6,502,000)
Proceeds from disposal of negotiable certificates of deposit with maturities of more than three months	12,500,000	3,700,000
Acquisition of investments accounted for using equity method	(4,221,032)	(204,900)
Proceeds from disposal of investments accounted for using equity method	32,470	—
Proceeds from capital reduction of investments accounted for using equity method	12,932	—
Acquisition of property, plant and equipment	(22,427,073)	(27,490,579)
Proceeds from disposal of property, plant and equipment	50,991	264,290
Acquisition of intangible assets	(283,792)	(433,085)
Acquisition of investment properties	(523)	(5,627)
Increase in other noncurrent assets	(1,240,253)	(64,036)
Interest received	162,411	108,389
Cash dividends received from others	292,450	389,651
Cash dividends received from subsidiaries and associates accounted for using equity method	939,221	897,743

Net cash used in investing activities	(24,173,031)	(29,423,044)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in customers’ deposits	(8,028)	12,597
Payments for the principal of lease liabilities	(3,306,322)	—
Increase in other noncurrent liabilities	246,130	95,074
Cash dividends paid	(34,745,603)	(37,204,714)
Partial disposal of interests in subsidiaries without losing control	—	126,100
Unclaimed dividend	1,266	2,455

Net cash used in financing activities	(37,812,557)	(36,968,488)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,158,861	(2,821,565)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	16,922,851	19,744,416

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$25,081,712	$16,922,851

The accompanying notes are an integral part of the financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on February 26, 2020.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company initial applied IFRS 16 “Leases” on January 1, 2019 and elected not to reflect the figures on a retrospective basis in comparative periods. Different accounting policies for each accounting period as a result of the application of new accounting standards are listed by year separately.

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

When preparing the accompanying financial statements, the Company used equity method to account for its investment in subsidiaries and associates. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit (loss) of subsidiaries and associates accounted for using equity method”, “share of other comprehensive income of subsidiaries and associates accounted for using equity method” and related equity items, as appropriate, in the parent company only financial statements.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries and associates in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificates of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in subsidiaries and associates are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment in subsidiaries is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Unrealized profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream transactions with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture.

Under the equity method, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in changes in the associates.

When the Company subscribes for new shares of the associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s financial statements only to the extent of interests in the associate that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Tangible Assets, Intangible Assets and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 31.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

The Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Leasing

2019

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

a.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. Lease liabilities are presented separately on the balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

2018

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Government Grants

Government g rants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits from purchases of machinery, equipment and technology and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

a.	Critical accounting judgments

Revenue recognition

The Company’s project agreements are customized and mainly to provide one or more equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

Control over subsidiaries

As discussed in Note 13, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

b.	Key sources of estimation uncertainty and assumption

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 9. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 31. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

4)	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

2019

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.

Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

Except for the following, whenever applied, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s financial statements.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for identifying leases and accounting treatments for lessors and lessees. It supersedes IAS 17, IFRIC 4 - Determining Whether an Arrangement Contains a Lease and a number of related interpretations. Refer to Note 3 for information relating to the relevant accounting policies.

The Company reassessed whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16. Some contracts previously identified as containing a lease under IAS 17 and IFRIC 4 do not meet the definition of a lease under IFRS 16 and are accounted for in accordance with other accounting standards because the Company does not have the right to direct the use of the identified assets. Contracts that are reassessed as leases or containing a lease are accounted for in accordance with the transitional provisions under IFRS 16.

If the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the balance sheets except for those whose payments for low-value assets are recognized as expenses on a straight-line basis. On the statements of comprehensive income, the Company presents the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method. On the statements of cash flows, cash payments for the principal portion of lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities. Before the application of IFRS 16, payments under operating lease contracts were recognized as expenses on a straight-line basis. Prepaid lease payments for use rights of leased assets were recognized as prepaid rents. Cash flows for operating leases were classified within operating activities on the statements of cash flows.

The Company did not make any adjustments for leases in which the Company is a lessor and accounted for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company applied IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019. Comparative financial information is not restated.

Lease liabilities are recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17 and measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at the present value discounted using the aforementioned incremental borrowing rate as if IFRS 16 had been applied since the commencement date of leases. The Company applies IAS 36 for assessing impairment of right-of-use assets.

The Company’s weighted average incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 was 0.67%. The difference between the (1) lease liabilities recognized on January 1,2019 and (2) future aggregate minimum lease payments of non-cancellable operating lease under IAS 17 on December 31, 2018 is as follows:

The future aggregate minimum lease payments of non-cancellable operating lease on December 31, 2018 and undiscounted amount on January 1, 2019	$9,334,719

Discounted lease liabilities using the incremental borrowing rate on January 1, 2019	$9,181,564

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
Prepayments - current	$1,438,962	$(281,266)	$1,157,696

Investments accounted for using equity method	$15,696,310	3,234	$15,699,544

Property, plant and equipment	$281,056,057	(1,401,581)	$279,654,476

Right-of-use assets	$—	11,000,544	$11,000,544

Deferred income tax assets	$3,041,999	13,514	$3,055,513

Prepayments - noncurrent	$1,852,675	(252,416)	$1,600,259

Total effect on assets		$9,082,029

Contract liabilities - current	$10,686,892	$160,561	$10,847,453

Lease liabilities - current	$—	3,043,530	$3,043,530

Other payables	$20,148,990	(48,712)	$20,100,278

Other current liabilities	$1,159,732	(160,561)	$999,171

Contract liabilities - noncurrent	$2,456,191	1,010,583	$3,466,774

Lease liabilities - noncurrent	$—	6,138,034	$6,138,034

Other noncurrent liabilities	$2,371,954	(1,010,583)	$1,361,371

Total effect on liabilities		$9,132,852

Total effect on equity (unappropriated earnings)	$47,141,345	$(50,823)	$47,090,522

b.	Amendments to IFRSs endorsed by the FSC for application starting from January 1, 2020

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB
Amendments to IFRS 3	Definition of a Business	January 1, 2020 (Note 1)
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	January 1, 2020 (Note 2)
Amendments to IAS 1 and IAS 8	Definition of Materiality	January 1, 2020 (Note 3)

Note 1:	The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 2:	The Company shall apply these amendments retrospectively in annual periods beginning on or after January 1, 2020.

Note 3:	The Company shall apply these amendments prospectively in annual periods beginning on or after January 1, 2020.

The application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2022

Note:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

As of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2019	2018
Cash
Cash on hand	$137,811	$210,125
Bank deposits	4,114,398	4,016,515

	4,252,209	4,226,640

Cash equivalents (investments with maturities of less than three months)
Commercial paper	19,129,503	5,095,053
Time deposits	—	1,158
Negotiable certificates of deposit	1,700,000	7,600,000

	20,829,503	12,696,211

	$25,081,712	$16,922,851

The annual yield rates of bank deposits, commercial paper, time deposits and negotiable certificates of deposit were as follows:

	December 31
	2019	2018
Bank deposits	0.00%-0.33%	0.00%-0.48%
Commercial paper	0.48%-0.54%	0.52%-0.57%
Time deposits	—	0.62%
Negotiable certificates of deposit	0.58%-0.60%	0.55%-0.60%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2019	2018
Financial assets - noncurrent
Mandatorily measured at FVTPL
Non-derivative financial assets
Non-listed stocks - domestic	$510,801	$292,910
Non-listed stocks - foreign	267,304	224,452

	$778,105	$517,362

Financial liabilities - current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$228	$897

The Company increased its investment in Taiwania Capital Buffalo Fund Co., Ltd. proportionally for 300,000 thousand in October 2019 and the Company’s ownership interest in Taiwania Capital Buffalo Fund Co., Ltd. remained at 12.9%.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
December 31, 2019
Forward exchange contracts - buy	EUR/NT$	2020.03	EUR 1,500 / NT$ 50,910
December 31, 2018
Forward exchange contracts - buy	EUR/NT$	2019.03-06	EUR 5,452 / NT$ 192,734

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2019	2019
Domestic investments
Listed stocks	$2,388,416	$2,899,843
Non-listed stocks	4,410,578	3,512,405
Foreign investments
Non-listed stocks	124,321	120,805

	$6,923,315	$6,533,053

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company recognized dividend income of $292,450 thousand and $389,651 thousand for the years ended December 31, 2019 and 2018, respectively, from those investments still held on balance sheet dates.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2019	2018
Trade notes and accounts receivable	$25,778,712	$30,396,566
Less: Loss allowance	(2,300,651)	(2,544,687)

	$23,478,061	$27,851,879

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from default. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there are evidences indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The Company’s provision matrix arising from telecommunications business and project business is disclosed below.

December 31, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%- 2%	0%-25%	0%-68%	0%-83%	11%-90%	17%-96%	100%
Gross carrying amount	$19,020,326	$267,902	$74,775	$46,782	$40,771	$28,021	$600,985	$20,079,562
Loss allowance (lifetime ECL)	(55,903)	(25,517)	(27,630)	(34,624)	(26,281)	(27,366)	(600,985)	(798,306)

Amortized cost	$18,964,423	$242,385	$47,145	$12,158	$14,490	$655	$—	$19,281,256

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,053,681	$78,147	$52,227	$29,527	$12,688	$1,040	$1,471,840	$5,699,150
Loss allowance (lifetime ECL)	(2,637)	(4,892)	(5,223)	(10,577)	(6,344)	(832)	(1,471,840)	(1,502,345)

Amortized cost	$4,051,044	$73,255	$47,004	$18,950	$6,344	$208	$—	$4,196,805

December 31, 2018

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	3%-30%	7%-69%	19%-82%	32%-90%	61%-95%	100%
Gross carrying amount	$23,307,276	$454,465	$94,715	$48,924	$37,640	$36,090	$418,101	$24,397,211
Loss allowance (lifetime ECL)	(79,857)	(26,872)	(24,023)	(28,432)	(28,196)	(25,618)	(418,101)	(631,099)

Amortized cost	$23,227,419	$427,593	$70,692	$20,492	$9,444	$10,472	$—	$23,766,112

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,066,271	$88,384	$92,343	$8,248	$12,132	$6,809	$1,725,168	$5,999,355
Loss allowance (lifetime ECL)	(152,624)	(8,609)	(10,142)	(2,910)	(8,492)	(5,643)	(1,725,168)	(1,913,588)

Amortized cost	$3,913,647	$79,775	$82,201	$5,338	$3,640	$1,166	$—	$4,085,767

Note a:	Please refer to Notes 25 and 36 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When customer is the government or its affiliates, it is expected that no credit loss will occur. For those who had bounced or exchanged checks as well as those accounts receivable were overdue more than six months that are classified as high risk customers, the expected credit loss of high risk customers is at least 50%, and the rate is increased when the overdue days increases.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2019	2018
Beginning balance	$2,544,687	$2,064,137
Add: Provision for (reversal of) credit loss	(57,088)	786,250
Less: Amounts written off	(186,948)	(305,700)

Ending balance	$2,300,651	$2,544,687

10.	INVENTORIES

	December 31
	2019	2018
Merchandise	$1,722,201	$3,645,462
Project in process	10,769,527	6,826,297

	$12,491,728	$10,471,759

The operating costs related to inventories were $25,510,905 thousand (including the valuation loss on inventories of $475,024 thousand) and $22,230,534 thousand (including the valuation loss on inventories of $352,833 thousand) for the years ended December 31, 2019 and 2018, respectively.

11.	PREPAYMENTS

	December 31
	2019	2018
Prepaid rents	$1,934,752	$2,358,439
Others	883,212	933,198

	$2,817,964	$3,291,637

Current
Prepaid rents	$553,134	$505,764
Others	883,212	933,198

	$1,436,346	$1,438,962

Noncurrent
Prepaid rents	$1,381,618	$1,852,675

Prepaid rents in 2019 comprises the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	December 31
	2019	2018
Negotiable certificates of deposit with maturities of more than three months	$1,600,000	$4,402,000
Others	1,266,059	1,269,132

	$2,866,059	$5,671,132

The annual yield rates of negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2019	2018
Negotiable certificates of deposit with maturities of more than three months	0.63%	0.58%-1.04%

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2019	2018
Investments in subsidiaries	$14,460,961	$14,210,385
Investments in associates	5,859,161	1,485,925

	$20,320,122	$15,696,310

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2019	2018
Listed
Senao International Co., Ltd. (“SENAO”)	$456,545	$335,629
CHIEF Telecom Inc. (“CHIEF”)	1,729,189	1,694,950
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,850,095	3,853,824
Chunghwa Investment Co., Ltd. (“CHI”)	3,130,389	3,152,229
Donghwa Telecom Co., Ltd. (“DHT”)	1,627,491	1,619,155
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	935,228	915,532
Chunghwa System Integration Co., Ltd. (“CHSI”)	717,883	738,139
Honghwa International Co., Ltd. (“HHI”)	411,291	457,449
Chunghwa Telecom Global, Inc. (“CHTG”)	347,380	288,207
CHT Security Co., Ltd. (“CHTSC”)	306,851	237,927

(Continued)

	Carrying Amount
	December 31
	2019	2018
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	$190,972	$197,996
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	182,989	192,841
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	114,231	94,931
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	111,680	98,763
Spring House Entertainment Tech. Inc. (“SHE”)	110,357	98,298
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	98,221	106,091
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	76,567	62,626
Smartfun Digital Co., Ltd. (“SFD”)	73,688	72,031
Chunghwa Sochamp Technology Inc. (“CHST”)	(10,086)	(6,233)

	$14,460,961	$14,210,385

The percentages of ownership and voting rights in subsidiaries held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2019	2018
Senao International Co., Ltd. (“SENAO”)	28	28
CHIEF Telecom Inc. (“CHIEF”)	57	57
Light Era Development Co., Ltd. (“LED”)	100	100
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100
Honghwa International Co., Ltd. (“HHI”)	100	100
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
CHT Security Co., Ltd. (“CHTSC”)	80	80
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	100	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	100	100
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	100	100
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	75	75
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Sochamp Technology Inc. (“CHST”)	51	51

SENAO transferred its treasury stock to employees in June 2018 and the Company’s ownership interest in SENAO decreased to 27.79% as of December 31, 2018 and 2019. As the Company continues to control over half of the seats of the Board of Directors of SENAO (six out of eleven seats as of December 31, 2019) through the support of large beneficial stockholders, the accounts of SENAO are included in the consolidated financial statements.

CHIEF issued new shares in March and November 2019, March and November 2018 as its employees exercised their options. In addition, the Company disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements. Furthermore, the Company did not participate in the capital increase of CHIEF in June 2018. Therefore, the Company’s ownership interest in CHIEF decreased to 57.21% and 56.76% as of December 31, 2018 and 2019, respectively

SHE reduced 19.72% of its capital to offset accumulated deficits in December 2019 and the Company’s ownership interest in SHE remained the same.

The Company increased its investment in CHTT proportionally in October 2019 and the Company’s ownership interest in CHTT remained the same.

For the details of the subsidiaries indirectly held by the Company, please refer to Note 35.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recognized based on the audited financial statements.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2019	2018
Material associate
Next Commercial Bank Co., Ltd. (preparatory office) (“NCB”)	$4,074,168	$—

Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	253,021	—
Non-listed
International Integrated System, Inc. (“IISI”)	340,240	310,842
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	316,535	286,510
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	272,166	216,439
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	194,081	198,974
So-net Entertainment Taiwan Limited (“So-net”)	189,396	119,956
KKBOX Taiwan Co., Ltd. (“KKBOXTW”, previously known as Skysoft Co., Ltd.)	150,789	147,360
Taiwan International Ports Logistics Corporation (“TIPL”)	50,979	49,650
UUPON Inc. (“UUPON”, previously known as Dian Zuan Integrating Marketing Co., Ltd.)	7,199	11,432
Alliance Digital Tech Co., Ltd. (“ADT”)	5,080	5,080
Cornerstone Ventures Co., Ltd. (“CVC”)	5,507	4,757
KingwayTek Technology Co., Ltd. (“KWT”)	—	134,925

	1,784,993	1,485,925

	$5,859,161	$1,485,925

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	December 31
	2019	2018
Material associate
Next Commercial Bank Co., Ltd. (preparatory office) (“NCB”)	42	—
Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	23	26
Non-listed
International Integrated System, Inc. (“IISI”)	31	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
UUPON Inc. (“UUPON”)	15	15
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49

Summarized financial information of NCB (preparatory office) is set out below:

December 31
2019
Current assets	$10,000,028
Noncurrent assets	451,897
Current liabilities	(291,399)
Noncurrent liabilities	(436,975)

Equity	$9,723,551

Percentage of the Company’s ownership	41.9%
Equity attributable to the Company and the carrying amount of investment	$4,074,168

Period From the Beginning of Preparation to 31 December, 2019
Revenue	$—

Net loss for the period	$(276,449)
Other comprehensive income (loss)	—

Total comprehensive loss for the year	$(276,449)

Except for NCB (preparatory office), no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2019	2018
The Company’s share of profits	$320,726	$235,356
The Company’s share of other comprehensive income (loss)	(1,201)	4,060

The Company’s share of total comprehensive income	$319,525	$239,416

The Level 1 fair values based on the closing market prices of KWT as of the balance sheet date was as follows:

	December 31
	2019	2018
KWT	$872,729	$—

The participation of establishing NCB was approved by the Company’s Board of Directors in January 2019. The establishment of NCB was approved by the FSC in July 2019 and the incorporation of NCB was approved by the Ministry of Economic Affairs Department of Commerce in January 2020. The Company prepaid investment funds to NCB in February and November 2019 amounted to $4,190,000 thousand, for the Company’s ownership interest of 41.9%. The Company obtained 6 out of 15 seats of the Board of Directors of NCB; therefore, the Company does not have control over NCB and merely has significant influence over NCB and treats it as an associate. NCB mainly engages in online banking business, which located in Taiwan.

IISI issued new shares in March and September 2019 as its employees exercised their options; therefore, the Company’s ownership interest in IISI decreased to 31% as of December 31, 2019. The investment of 20.58% of ownership interest in IISI was approved by the Company’s Board of Directors in January 2020. Upon the completion of the transaction, the Company’s ownership interest in IISI is expected to increase from 31% to 52%. Therefore, the Company will gain control over IISI and treat it as a subsidiary.

The Company disposed some shares of KWT in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements and recognized disposal gain of $30,152 thousand. In addition, the Company did not participate in the capital increase of KWT in May 2019 and KWT repurchased its stock in December 2019. Therefore, the Company’s ownership interest in KWT decreased to 23% as of December 31, 2019.

The Company invested 50% equity shares of CPFI in October 2018. The Company has only two out of five seats of the Board of Directors of CPFI, and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as investment in associate. CPFI engages mainly in investment business.

The Company invested 49% equity shares of CVC in October 2018. The Company has only two out of five seats of the Board of Directors of CVC, and has no control but significant influence over CVC. Therefore, the Company recognized CVC as investment in associate. CVC engages mainly in investment business.

The Company owns 14% equity shares of ADT. As the Company remains the seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. The liquidation of ADT is still in process.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

14.	PROPERTY, PLANT AND EQUIPMENT

December 31
2019
Assets used by the Company	$267,191,318
Assets subject to operating leases	7,553,554

$274,744,872

a.	Assets used by the Company - 2019

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2019	$100,977,205	$1,600,323	$70,525,001	$13,775,663	$712,080,699	$3,877,366	$7,824,354	$17,945,874	$928,606,485
Effect of retrospective application of IFRS 16	(3,496,689)	(689)	(3,190,018)	—	(3,983,114)	—	—	—	(10,670,510)

Balance on January 1, 2019 as adjusted	97,480,516	1,599,634	67,334,983	13,775,663	708,097,585	3,877,366	7,824,354	17,945,874	917,935,975
Additions	—	—	—	—	18,306	—	—	21,291,955	21,310,261
Disposal	(37,951)	(6,630)	(3,101)	(1,793,567)	(30,402,877)	(50,467)	(341,906)	—	(32,636,499)
Others	(1,163,117)	25,477	(1,013,649)	615,900	24,505,869	79,313	411,603	(25,782,590)	(2,321,194)

Balance on December 31, 2019	$96,279,448	$1,618,481	$66,318,233	$12,597,996	$702,218,883	$3,906,212	$7,894,051	$13,455,239	$904,288,543

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1,337,704)	$(27,388,608)	$(11,783,362)	$(597,277,098)	$(3,647,334)	$(6,116,322)	$—	$(647,550,428)
Effect of retrospective application of IFRS 16	—	512	1,096,932	—	2,581,533	—	—	—	3,678,977

Balance on January 1, 2019 as adjusted	—	(1,337,192)	(26,291,676)	(11,783,362)	(594,695,565)	(3,647,334)	(6,116,322)	—	(643,871,451)
Depreciation expenses	—	(43,481)	(1,209,310)	(779,719)	(23,654,699)	(90,496)	(428,874)	—	(26,206,579)
Disposal	—	6,630	3,101	1,788,404	30,367,337	50,441	340,366	—	32,556,279
Others	—	(559)	440,300	(6,214)	16,527	(2,902)	(22,626)	—	424,526

Balance on December 31, 2019	$—	$(1,374,602)	$(27,057,585)	$(10,780,891)	$(587,966,400)	$(3,690,291)	$(6,227,456)	$—	$(637,097,225)

Balance on January 1, 2019, net	$100,977,205	$262,619	$43,136,393	$1,992,301	$114,803,601	$230,032	$1,708,032	$17,945,874	$281,056,057

Balance on January 1, 2019 as adjusted	$97,480,516	$262,442	$41,043,307	$1,992,301	$113,402,020	$230,032	$1,708,032	$17,945,874	$274,064,524

Balance on December 31, 2019, net	$96,279,448	$243,879	$39,260,648	$1,817,105	$114,252,483	$215,921	$1,666,595	$13,455,239	$267,191,318

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the year ended December 31, 2019.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years
Computer equipment	4-6 years
Telecommunications equipment
Telecommunication circuits	10-15 years
Telecommunication machinery and antennas equipment	3-10 years
Transportation equipment	3-7 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	5-16 years
Others	3-15 years

b.	Assets subject to operating leases - 2019

	Land	Land Improvements	Buildings	Total
Cost
Balance on January 1, 2019	$—	$—	$—	$—
Effect of retrospective application of IFRS 16	3,496,689	689	3,190,018	6,687,396

Balance on January 1, 2019 as adjusted	3,496,689	689	3,190,018	6,687,396
Transferred from (to) assets used by the Company	1,310,917	(689)	1,141,811	2,452,039

Balance on December 31, 2019	$4,807,606	$—	$4,331,829	$9,139,435

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$—	$—	$—
Effect of retrospective application of IFRS 16	—	(512)	(1,096,932)	(1,097,444)

Balance on January 1, 2019 as adjusted	—	(512)	(1,096,932)	(1,097,444)
Depreciation expenses	—	(47)	(73,882)	(73,929)
Transferred to (from) assets used by the company	—	559	(415,067)	(414,508)

Balance on December 31, 2019	$—	$—	$(1,585,881)	$(1,585,881)

Balance on January 1, 2019 as adjusted, net	$3,496,689	$177	$2,093,086	$5,589,952

Balance on December 31, 2019, net	$4,807,606	$—	$2,745,948	$7,553,554

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment is as follows:

December 31
2019
Year 1	$346,425
Year 2	257,181
Year 3	194,524
Year 4	147,722
Year 5	116,375
Onwards	1,224,416

$2,286,643

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

c.	Property, plant and equipment - 2018

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2018	$101,084,343	$1,594,899	$70,331,396	$13,672,965	$718,557,391	$3,829,543	$7,839,606	$18,277,129	$935,187,272
Additions	—	—	—	50	6,944	—	2	26,830,327	26,837,323
Disposal	(71,333)	(337)	—	(589,922)	(31,949,302)	(29,250)	(535,897)	—	(33,176,041)
Other	(35,805)	5,761	193,605	692,570	25,465,666	77,073	520,643	(27,161,582)	(242,069)

Balance on December 31, 2018	$100,977,205	$1,600,323	$70,525,001	$13,775,663	$712,080,699	$3,877,366	$7,824,354	$17,945,874	$928,606,485

Accumulated depreciation and impairment
Balance on January 1, 2018	$—	$(1,292,527)	$(26,135,797)	$(11,416,595)	$(605,237,217)	$(3,510,198)	$(6,181,086)	$—	$(653,773,420)
Depreciation expenses	—	(45,731)	(1,281,264)	(945,621)	(23,970,020)	(161,226)	(442,840)	—	(26,846,702)
Disposal	—	337	—	584,047	31,918,865	29,186	530,625	—	33,063,060
Other	—	217	28,453	(5,193)	11,274	(5,096)	(23,021)	—	6,634

Balance on December 31, 2018	$—	$(1,337,704)	$(27,388,608)	$(11,783,362)	$(597,277,098)	$(3,647,334)	$(6,116,322)	$—	$(647,550,428)

Balance on January 1, 2018, net	$101,084,343	$302,372	$44,195,599	$2,256,370	$113,320,174	$319,345	$1,658,520	$18,277,129	$281,413,852

Balance on December 31, 2018, net	$100,977,205	$262,619	$43,136,393	$1,992,301	$114,803,601	$230,032	$1,708,032	$17,945,874	$281,056,057

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the year ended December 31, 2018.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years
Computer equipment	5-6 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

15.	LEASE ARRANGEMENTS

a.	Right-of-use Assets - 2019

December 31
2019
Land and buildings
Handsets base stations	$6,848,041
Others	857,552
Equipment	2,586,432

$10,292,025

Year Ended December 31
2019
Additions to right-of-use assets	$3,324,178

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,728,814
Others	414,295
Equipment	404,045

$3,547,154

b.	Lease liabilities - 2019

December 31
2019
Lease liabilities
Current	$2,939,410
Non-current	5,755,804

$8,695,214

Range of discount rate for lease liabilities is as follows:

December 31
2019
Land and buildings
Handsets base stations	0.58%-1.18%
Others	0.58%-1.12%
Equipment	0.58%-0.82%

c.	Important lease-in activities and terms-2019

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located all over Taiwan with lease terms from 1 to 20 years. There’s no clause for bargain purchase options to acquire the assets at the expiry of the lease periods in the agreement. In most lease-in agreements of handsets base station agreements, the Company is able to terminate the agreement prior to the maturity date provided that the premise the Company fails to meet the purpose to build telecommunication equipment due to legal restriction, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of present values of land announced by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between the Company and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. The information of lease agreements with related parties, please refer to Note 32 to the financial statements for details.

d.	Other lease information

2019

Year Ended December 31
2019
Expenses relating to low-value asset leases	$908

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$15,348

Total cash outflow for leases	$3,382,739

The Company leases certain equipment which qualify as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties are set out in Notes 14 and 16 to the financial statements.

2018

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

December 31
2018
Within one year	$3,066,871
Longer than one year but within five years	5,572,686
Longer than five years	695,162

$9,334,719

16.	INVESTMENT PROPERTIES

Investment Properties
Cost
Balance on January 1, 2018	$9,060,042
Additions	5,627
Reclassification	252,008

Balance on December 31, 2018	$9,317,677

Accumulated depreciation and impairment
Balance on January 1, 2018	$(1,087,024)
Depreciation expense	(20,777)
Reclassification	(16,572)
Reversal of impairment loss	19,133

Balance on December 31, 2018	$(1,105,240)

Balance on January 1, 2018, net	$7,973,018

Balance on December 31, 2018, net	$8,212,437

Cost
Balance on January 1, 2019	$9,317,677
Additions	523
Disposal	(5,831)
Reclassification	(173,165)

Balance on December 31, 2019	$9,139,204

Accumulated depreciation and impairment
Balance on January 1, 2019	$(1,105,240)
Depreciation expense	(25,157)
Disposal	5,831
Reclassification	23,363
Reversal of impairment loss	56,617

Balance on December 31, 2019	$(1,044,586)

Balance on January 1, 2019, net	$8,212,437

Balance on December 31, 2019, net	$8,094,618

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversal of impairment losses of $56,617 thousand and $19,133 thousand for the years ended December 31, 2019 and 2018, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2019 and 2018 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2019	2018
Fair value	$18,469,212	$18,282,068

Overall capital interest rate	1.03%-4.04%	1.02%-4.04%
Profit margin ratio	12%-20%	12%-20%
Discount rate	—	—
Capitalization rate	0.79%-1.74%	0.79%-1.75%

All of the Company’s investment properties are held under freehold interest.

2019

The future aggregate lease collection under operating lease for investment properties is as follows:

December 31
2019
Year 1	$112,884
Year 2	90,701
Year 3	70,794
Year 4	61,115
Year 5	39,386
Onwards	96,010

$470,890

2018

The future aggregate minimum lease collection under non-cancellable operating leases is as follows:

December 31
2018
Within one year	$324,788
Longer than one year but within five years	613,868
Longer than five years	206,433

$1,145,089

17.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Others	Total
Cost
Balance on January 1, 2018	$70,144,000	$2,963,762	$9,231	$73,116,993
Additions — acquired separately	—	424,397	8,688	433,085
Disposal	—	(363,953)	(9)	(363,962)

Balance on December 31, 2018	$70,144,000	$3,024,206	$17,910	$73,186,116

Accumulated amortization and impairment
Balance on January 1, 2018	$(16,674,565)	$(2,154,765)	$(4,410)	$(18,833,740)
Amortization expenses	(3,957,909)	(352,634)	(1,500)	(4,312,043)
Disposal	—	363,953	9	363,962

Balance on December 31, 2018	$(20,632,474)	$(2,143,446)	$(5,901)	$(22,781,821)

Balance on January 1, 2018, net	$53,469,435	$808,997	$4,821	$54,283,253

Balance on December 31, 2018, net	$49,511,526	$880,760	$12,009	$50,404,295

Cost
Balance on January 1, 2019	$70,144,000	$3,024,206	$17,910	$73,186,116
Additions — acquired separately	—	281,691	2,101	283,792
Disposal	(10,179,000)	(250,865)	—	(10,429,865)

Balance on December 31, 2019	$59,965,000	$3,055,032	$20,011	$63,040,043

Accumulated amortization and impairment
Balance on January 1, 2019	$(20,632,474)	$(2,143,446)	$(5,901)	$(22,781,821)
Amortization expenses	(3,839,572)	(326,157)	(2,901)	(4,168,630)
Disposal	10,179,000	250,865	—	10,429,865

Balance on December 31, 2019	$(14,293,046)	$(2,218,738)	$(8,802)	$(16,520,586)

Balance on January 1, 2019, net	$49,511,526	$880,760	$12,009	$50,404,295

Balance on December 31, 2019, net	$45,671,954	$836,294	$11,209	$46,519,457

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee was fully amortized in December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 11 years.

18.	OTHER ASSETS

	December 31
	2019	2018
Spare parts	$2,337,589	$2,423,391
Refundable deposits	1,561,372	1,659,261
Other financial assets	1,000,000	1,000,000
Deposit for mobile broadband license bidding	1,000,000	—
Others	2,143,070	2,153,044

	$8,042,031	$7,235,696

Current
Spare parts	$2,337,589	$2,423,391
Others	16,626	86,181

	$2,354,215	$2,509,572

Noncurrent
Refundable deposits	$1,561,372	$1,659,261
Other financial assets	1,000,000	1,000,000
Deposit for mobile broadband license bidding	1,000,000	—
Others	2,126,444	2,066,863

	$5,687,816	$4,726,124

For long-term business development, the Company participated in the first phase of 5G mobile broadband license bidding hosted by NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand in October 2019. The Company obtained 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum for bid amounting to $46,293,000 thousand in January 2020. In addition, the Company participated in the second phase of the aforementioned license bidding for location in February 2020 for the bid of $2,080,000 thousand. Therefore, the total bid amounted to $48,373,000 thousand.

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

The Company evaluated that certain other assets will not be used in the future and there was no active market for sale; therefore, the Company determined that the recoverable amount of such assets was nil and recognized impairment losses of $43,971 thousand for the year ended December 31, 2019. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

19.	HEDGING FINANCIAL INSTRUMENTS

The Company’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2019

		Notional Amount		Forward	Line Item in		Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet		Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 2,498 /NT$ 84,066	2020.03	$33.66	Hedging financial assets (liabilities	)	$327	$—	$(742)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$742	$327	$—

December 31, 2018

		Notional Amount		Forward	Line Item in		Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet		Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 4,911 / NT$ 171,797	2019.03	$34.98	Hedging financial assets (liabilities	)	$1,069	$—	$1,919

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(1,919)	$1,069	$—

Year ended December 31, 2019

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(742)	$—	—	$(2,026)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2018

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$1,919	$—	—	$(4,030)	$(297)
				Construction in progress and equipment to be accepted	Other gains and losses

20.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2019	2018
Trade notes and accounts payable	$12,052,523	$16,773,477

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

21.	OTHER PAYABLES

	December 31
	2019	2018
Accrued salary and compensation	$8,084,105	$7,628,124
Payables to contractors	1,602,855	1,530,713
Amounts collected for others	1,139,049	1,100,599
Accrued compensation to employees and remuneration to directors	1,161,404	1,442,480
Accrued franchise fees	1,088,333	1,148,241
Accrued maintenance costs	953,441	1,046,412
Payables to equipment suppliers	220,650	1,399,296
Others	5,020,746	4,853,125

	$19,270,583	$20,148,990

22.	PROVISIONS

	December 31
	2019	2018
Warranties	$74,235	$54,308
Onerous contracts	66,907	19,323
Employee benefits	59,745	51,393
Others	4,397	4,447

	$205,284	$129,471

Current	$107,902	$50,844
Noncurrent	97,382	78,627

	$205,284	$129,471

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Balance on January 1, 2018	$58,350	$—	$43,429	$4,467	$106,246
Additional provisions recognized	24,370	19,323	9,180	80	52,953
Used /forfeited during the year	(28,412)	—	(1,216)	(100)	(29,728)

Balance on December 31, 2018	$54,308	$19,323	$51,393	$4,447	$129,471

Balance on January 1, 2019	$54,308	$19,323	$51,393	$4,447	$129,471
Additional provisions recognized	40,503	47,584	9,194	—	97,281
Used /forfeited during the year	(20,576)	—	(842)	(50)	(21,468)

Balance on December 31, 2019	$74,235	$66,907	$59,745	$4,397	$205,284

a.

The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

23. RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed its privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company with the pension mechanism under the Labor Standards Law is considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contributes an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law in the ROC, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2019	2018
Present value of funded defined benefit obligation	$40,917,777	$41,088,052
Fair value of plan assets	(39,613,213)	(38,817,587)

Funded status - deficit	$1,304,564	$2,270,465

Net defined benefit liabilities	$3,412,740	$3,419,867
Net defined benefit assets	(2,108,176)	(1,149,402)

	$1,304,564	$2,270,465

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2018	$37,369,934	$34,770,538	$2,599,396
Current service cost	3,023,221	—	3,023,221
Interest expense/interest income	545,268	540,995	4,273

Amounts recognized in profit or loss	3,568,489	540,995	3,027,494

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	870,224	(870,224)
Actuarial losses recognized from changes in financial assumptions	1,255,589	—	1,255,589
Actuarial losses recognized from experience adjustments	816,104	—	816,104

Amounts recognized in other comprehensive income	2,071,693	870,224	1,201,469

Contributions from employer	—	4,366,333	(4,366,333)
Benefits paid	(1,730,503)	(1,730,503)	—
Benefits paid directly by the Company	(191,561)	—	(191,561)

Balance on December 31, 2018	41,088,052	38,817,587	2,270,465
Current service cost	2,925,862	—	2,925,862
Interest expense/interest income	397,224	388,140	9,084

Amounts recognized in profit or loss	3,323,086	388,140	2,934,946

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	1,330,346	(1,330,346)
Actuarial losses recognized from changes in financial assumptions	639,398	—	639,398
Actuarial gains recognized from experience adjustments	(815,342)	—	(815,342)

Amounts recognized in other comprehensive income	(175,944)	1,330,346	(1,506,290)

Contributions from employer	—	2,091,936	(2,091,936)
Benefits paid	(3,014,796)	(3,014,796)	—
Benefits paid directly by the Company	(302,621)	—	(302,621)

Balance on December 31, 2019	$40,917,777	$39,613,213	$1,304,564

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2019	2018
Operating costs	$1,725,459	$1,795,299
Marketing expenses	864,796	883,744
General and administrative expenses	163,940	163,958
Research and development expenses	103,156	107,494

	$2,857,351	$2,950,495

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary. The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2019	2018
Discount rates	0.75%	1.00%
Expected rates of salary increase	1.20%	1.20%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2019	2018
Discount rates
0.5% increase	$(1,259,747)	$(1,240,406)

0.5% decrease	$1,339,198	$1,318,726

Expected rates of salary increase
0.5% increase	$1,431,825	$1,410,497

0.5% decrease	$(1,358,894)	$(1,338,223)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2019	2018
The expected contributions to the plan for the next year	$2,069,215	$2,229,507

The average duration of the defined benefit obligation	6.5 years	6.5 years

As of December 31, 2019, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2020	$2,950,393
2021	7,253,722
2022	10,965,985
2023	12,748,665
2024 and thereafter	42,605,064

$76,523,829

24.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2019	2018
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2019, the outstanding ADSs were 229,597 thousand common stocks, which equaled 22,960 thousand units and represented 2.96% of the Company’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2019 and 2018 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2018	$147,329,386	$90,937	$1,220,725	$161,564	$16,193	$20,648,078	$169,466,883
Unclaimed dividend	—	—	—	—	2,455	—	2,455
Change in additional paid-in capital from investments in subsidiaries and associates accounted for using equity method	—	(1,044)	—	109,310	—	—	108,266
Partial disposal of interests in subsidiaries	—	—	—	716,737	—	—	716,737
Change in additional paid-in capital for not proportionately participating in the capital increase of a subsidiary	—	—	776,713	—	—	—	776,713
Share-based payment transactions of subsidiaries	—	—	10,776	—	—	—	10,776
Treasury stock transfer of subsidiaries	—	—	54,934	—	—	—	54,934

Balance on December 31, 2018	147,329,386	89,893	2,063,148	987,611	18,648	20,648,078	171,136,764
Unclaimed dividend	—	—	—	—	1,266	—	1,266
Change in additional paid-in capital from investments in subsidiaries and associates accounted for using equity method	—	118,853	—	—	—	—	118,853
Share-based payment transactions of subsidiaries	—	—	(898)	—	—	—	(898)

Balance on December 31, 2019	$147,329,386	$208,746	$2,062,250	$987,611	$19,914	$20,648,078	$171,255,985

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when the Company has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of the Company’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the the Company’s Articles of Incorporation, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to the Company’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2018 and 2017 earnings of the Company approved by the stockholders in their meetings on June 21, 2019 and on June 15, 2018 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2018	For Fiscal Year 2017	For Fiscal Year 2018	For Fiscal Year 2017
Reversal of special reserve	$—	$5,404
Cash dividends	34,745,603	37,204,714	$4.479	$4.796

The appropriations of earnings for 2019 had been proposed by the Company’s Board of Directors on February 26, 2020. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Cash dividends	$32,782,969	$4.226

The appropriations of earnings for 2019 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2020. Information of the appropriation of the Company’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other adjustments

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2019	2018
Beginning balance	$538,272	$883,420
Recognized for the year
Unrealized gain (loss) - equity instruments	399,429	(346,223)
Share from subsidiaries and associates accounted for using the equity method	(101,103)	1,075

Ending balance	$836,598	$538,272

25.	REVENUES

	Year Ended December 31
	2019	2018
Revenue from contracts with customers	$178,227,341	$184,335,136

Other revenues
Rental income	752,622	705,623
Other	341,875	290,940

	1,094,497	996,563

	$179,321,838	$185,331,699

The information of performance obligations in customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$62,808,959	$—	$—	$—	$62,808,959
Sales of products	1,958,028	11,634,139	8,691	8,804	—	13,609,662
Local telephone and domestic long distance telephone services revenue	27,949,534	—	—	—	—	27,949,534
Broadband access and domestic leased line services revenue	22,180,256	—	—	—	—	22,180,256
Data Communications internet services revenue	—	—	19,637,375	—	—	19,637,375
International network and leased telephone services revenue	—	—	—	6,513,830	—	6,513,830
Others	13,169,912	354,495	8,148,555	3,744,286	110,477	25,527,725

	$65,257,730	$74,797,593	$27,794,621	$10,266,920	$110,477	$178,227,341

2018

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$67,868,502	$—	$—	$—	$67,868,502
Sales of products	1,731,703	9,878,434	—	8,299	—	11,618,436
Local telephone and domestic long distance telephone services revenue	30,018,026	—	—	—	—	30,018,026
Broadband access and domestic leased line services revenue	22,489,839	—	—	—	—	22,489,839
Data Communications internet services revenue	—	—	19,784,304	—	—	19,784,304
International network and leased telephone services revenue	—	—	—	8,329,981	—	8,329,981
Others	12,036,469	268,469	8,200,599	3,597,271	123,240	24,226,048

	$66,276,037	$78,015,405	$27,984,903	$11,935,551	$123,240	$184,335,136

b.	Contract balances

	December 31
	2019	2018
Trade notes and accounts receivable (Note 9)	$23,478,061	$27,851,879

Contract assets
Products and service bundling	$2,190,217	$2,225,636
Other	91,152	101,890
Less: Loss allowance	(5,686)	(6,381)

	$2,275,683	$2,321,145

Current	$1,470,985	$1,653,886
Noncurrent	804,698	667,259

	$2,275,683	$2,321,145

Contract liabilities
Telecommunications business	$10,559,858	$8,443,296
Project business	10,265,409	4,439,286
Products and service bundling	23,319	28,689
Other	251,332	231,812

	$21,099,918	$13,143,083

Current	$16,684,939	$10,686,892
Noncurrent	4,414,979	2,456,191

	$21,099,918	$13,143,083

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2019	2018
Contract assets
Net increase of customer contracts	$1,943,860	$1,266,174
Reclassified to trade receivables	(2,078,331)	(2,483,958)

	$(134,471)	$(1,217,784)

Contract liabilities
Net increase of customer contracts	$16,289	$22,162
Recognized as revenues	(21,659)	(34,567)

	$(5,370)	$(12,405)

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the period that was included in the contract liability at the beginning of the period was as follows:

	Year Ended December 31
	2019	2018
Telecommunications business	$6,176,801	$7,147,288
Project business	3,989,780	619,731
Others	180,839	142,940

	$10,347,420	$7,909,959

c.	Incremental costs of obtaining contracts

	December 31
	2019	2018
Noncurrent
Incremental costs of obtaining contracts	$6,976,421	$7,620,704

The Company considered the past experience and the default clauses in the telecommunications service contract and believes the commissions and equipment subsidy paid for obtaining contracts are expected to be recoverable; therefore, incremental costs of obtaining contracts are recognized as an asset. Amortization expense of incremental costs of obtaining contracts for the years ended December 31, 2019 and 2018 was $6,269,916 thousand and $9,958,119 thousand, respectively.

d.	Remaining Performance Obligations

As of December 31, 2019, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $40,520,769 thousand. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $23,346,664 thousand, $13,630,040 thousand and $3,544,065 thousand in 2020, 2021 and 2022, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2019, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $23,053,527 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $14,108,579 thousand, $5,348,533 thousand and $3,596,415 thousand in 2020, 2021 and 2022, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

26.	NET INCOME

a.	Net income

1)	Other income and expenses

	Year Ended December 31
	2019	2018
Gain (loss) on disposal of property, plant and equipment	$(29,229)	$151,309
Reversal of impairment loss on investment properties	56,617	19,133
Impairment loss on other assets	(43,971)	—

	$(16,583)	$170,442

2)	Other income

	Year Ended December 31
	2019	2018
Dividend income	$292,450	$389,651
Others	94,297	131,526

	$386,747	$521,177

3)	Other gains and losses

	Year Ended December 31
	2019	2018
Foreign currency exchange gain, net	$18,591	$22,375
Gain on disposal of investments accounted for using equity method	30,152	—
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	(38,588)	(25,961)
Others	(15,727)	(61,108)

	$(5,572)	$(64,694)

4)	Interest expenses

	Year Ended December 31
	2019	2018
Interest on lease liabilities	$60,161	$—
Other interest expenses	1,712	267

Total Interest expenses	$61,873	$267

5)	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2019	2018
Contract assets	$(695)	$6,381

Trade notes and accounts receivable	$(57,088)	$786,250

Other receivables	$(69,236)	$96,213

Inventories	$475,024	$352,833

Investment properties	$(56,617)	$(19,133)

Others	$43,971	$—

6)	Depreciation and amortization expenses

	Year Ended December 31
	2019	2018
Property, plant and equipment	$26,280,508	$26,846,702
Right-of-use assets	3,547,154	—
Investment properties	25,157	20,777
Intangible assets	4,168,630	4,312,043
Incremental costs of obtaining contracts	6,269,916	9,958,119

Total depreciation and amortization expenses	$40,291,365	$41,137,641

Depreciation expenses summarized by functions
Operating costs	$28,630,553	$25,585,731
Operating expenses	1,222,266	1,281,748

	$29,852,819	$26,867,479

Amortization expenses summarized by functions
Operating costs	$10,281,841	$14,090,573
Marketing expenses	81,492	99,161
General and administrative expenses	55,402	60,526
Research and development expenses	19,811	19,902

	$10,438,546	$14,270,162

7)	Employee benefit expenses

	Year Ended December 31
	2019	2018
Post-employment benefit
Defined contribution plans	$302,912	$274,252
Defined benefit plans	2,857,351	2,950,495

	3,160,263	3,224,747

Other employee benefit
Salaries	19,887,957	20,376,978
Insurance	2,031,482	2,025,300
Others	12,247,172	12,369,640

	34,166,611	34,771,918

Total employee benefit expenses	$37,326,874	$37,996,665

Summary by functions
Operating costs	$21,192,623	$21,972,929
Operating expenses	16,134,251	16,023,736

	$37,326,874	$37,996,665

The Company distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2019, the payables of the employees’ compensation and of the remuneration to directors were $1,126,194 thousand and $35,210 thousand, respectively. Such amounts have been approved by the Company’s Board of Directors on February 26, 2020 and will be reported to the stockholders in their meeting planned to be held on May 29, 2020.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2018 and 2017 approved by the Board of Directors on March 19, 2019 and March 13, 2018, respectively, were as follows.

	2018	2017
	Cash	Cash
Compensation distributed to the employees	$1,404,264	$1,596,012
Remuneration paid to the directors	38,216	40,750

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2019 and 2018 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of the Company’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

27.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2019	2018
Current tax
Current tax expenses recognized for the year	$7,590,104	$7,751,176
Income tax adjustments on prior years	(85,360)	5,419
Income tax on unappropriated earnings	—	298
Others	10,660	6,874

	7,515,404	7,763,767
Deferred tax
Deferred tax expenses recognized for the year	$(41,358)	$200,763
Income tax adjustments on prior years	—	19,766
Change in tax rate	—	31,060

	(41,358)	251,589

Income tax expense recognized in profit or loss	$7,474,046	$8,015,356

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2019	2018
Income before income tax	$40,262,592	$43,516,978

Income tax expense calculated at the statutory rate	$8,052,518	$8,703,396
Nondeductible income and expenses in determining taxable income	5,140	10,422
Tax-exempt income	(323,439)	(580,553)
Investment credits	(192,921)	(188,773)
Income tax on unappropriated earnings	—	298
Income tax adjustments on prior years	(85,360)	25,185
Change in tax rate	—	31,060
Others	18,108	14,321

Income tax expense recognized in profit or loss	$7,474,046	$8,015,356

Income Tax Act in the ROC was amended in 2018, and the corporate income tax rate was adjusted from 17% to 20%. In addition, the rate of the corporate surtax applicable to 2018 unappropriated earnings was reduced from 10% to 5%.

In July 2019, the President of the ROC announced of the amendments to Article 23-3 of the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are reinvested in certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings, the Company has deducted the reinvested capital expenditure from the 2018 unappropriated earnings while calculating income tax on unappropriated earnings in 2019.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2019	2018
Deferred tax
Remeasurement on defined benefit plan	$301,258	$(240,294)
Change in tax rate	—	(205,017)

Total income tax expense (benefit) recognized in other comprehensive income	$301,258	$(445,311)

c.	Current tax liabilities

	December 31
	2019	2018
Current tax liabilities
Income tax payable	$3,739,435	$4,070,910

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2019

	January 1, 2019	Adjustments Arising from Application of IFRS 16	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2019
Deferred income tax assets
Temporary differences
Defined benefit obligation	$2,285,421	$—	$33,067	$(301,258)	$2,017,230
Allowance for doubtful receivables over quota	431,538	—	(31,471)	—	400,067
Valuation loss on inventory	73,841	—	53,438	—	127,279
Deferred revenue	110,929	—	(13,472)	—	97,457
Accrued award credits liabilities	13,913	—	3,405	—	17,318
Estimated warranty liabilities	10,861	—	3,986	—	14,847
Trade-in right	10,335	—	(9,693)	—	642
Impairment loss on property, plant and equipment	93,411	—	(93,386)	—	25
Others	11,750	13,514	18,906	—	44,170

	$3,041,999	$13,514	$(35,220)	$(301,258)	$2,719,035

Deferred income tax liabilities
Temporary differences
Defined benefit obligation	$1,831,328	$—	$(75,011)	$—	$1,756,317
Land value incremental tax	94,986	—	—	—	94,986
Deferred revenue for award credits	30,690	—	(2,147)	—	28,543
Unrealized foreign exchange gain, net	499	—	580	—	1,079

	$1,957,503	$—	$(76,578)	$—	$1,880,925

For the year ended December 31, 2018

	January 1, 2018	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
Deferred income tax assets
Temporary differences
Defined benefit obligation	$1,706,451	$133,659	$445,311	$2,285,421
Allowance for doubtful receivables over quota	287,279	144,259	—	431,538
Deferred revenue	105,741	5,188	—	110,929
Impairment loss on property, plant and equipment	112,219	(18,808)	—	93,411
Accrued award credits liabilities	15,388	(1,475)	—	13,913
Valuation loss on inventory	13,393	60,448	—	73,841
Estimated warranty liabilities	9,919	942	—	10,861
Unrealized foreign exchange loss, net	13,024	(13,024)	—	—
Trade-in right	14,887	(4,552)	—	10,335
Others	823	10,927	—	11,750

	$2,279,124	$317,564	$445,311	$3,041,999

	January 1, 2018	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
Deferred income tax liabilities
Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain, net	—	499	—	499
Defined benefit obligation	1,264,554	566,774	—	1,831,328
Deferred revenue for award credits	28,810	1,880	—	30,690

	$1,388,350	$569,153	$—	$1,957,503

e.	All deductible temporary differences were recognized as deferred tax assets in the balance sheets.

f.	Income tax examinations

Income tax returns of the Company have been examined by the tax authorities through 2017.

28.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2019	2018
Net income used to compute the basic earnings per share	$32,788,546	$35,501,622
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(3,617)	(6,333)

Net income used to compute the diluted earnings per share	$32,784,929	$35,495,289

Weighted Average Number of Common Stocks

(Thousand Shares)

	Year Ended December 31
	2019	2018
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	7,862	9,062

Weighted average number of common stocks used to compute the diluted earnings per share	7,765,309	7,766,509

Because the Company may settle the employee compensation in shares or cash, the Company shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

29.	NON-CASH TRANSACTIONS

For the years ended December 31, 2019 and 2018, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2019	2018
Increase in property, plant and equipment	$21,310,261	$26,837,323
Changes in other payables	1,116,812	653,256

	$22,427,073	$27,490,579

For the year ended December 31, 2019, changes in liabilities arising from financing activities, including non-cash transactions, were as follows:

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities- Interest	Balance on September
	2019	Activities	New Leases	Others	Paid	30, 2019
Lease liabilities	$9,181,564	$(3,306,322)	$3,324,178	$(444,045)	$(60,161)	$8,695,214

30.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt and the equity of the Company.

The Company is required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and proceeds from new debt or repayment of debt.

31.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

The Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated, no financial instruments need to be disclosed on balance sheet date.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2019

	Level 1	Level 2	Level 3	Total
Hedging financial assets	$—	$327	$—	$327

Financial assets at FVTPL
Non-listed stocks	$—	$—	$778,105	$778,105

Financial assets at FVOCI
Equity investment	$2,388,416	$—	$4,534,899	$6,923,315

Financial liabilities at FVTPL
Derivatives	$—	$228	$—	$228

December 31, 2018

	Level 1	Level 2	Level 3	Total
Hedging financial assets	$—	$1,069	$—	$1,069

Financial assets at FVTPL
Non-listed stocks	$—	$—	$517,362	$517,362

Financial assets at FVOCI
Equity investment	$2,899,843	$—	$3,633,210	$6,533,053

Financial liabilities at FVTPL
Derivatives	$—	$897	$—	$897

There were no transfers between Levels 1 and 2 for the years ended December 31, 2019 and 2018.

The reconciliations for financial assets measured at Level 3 are listed below:

2019

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance at January 1, 2019	$517,362	$3,633,210	$4,150,572
Acquisition	300,000	—	300,000
Recognized in profit or loss under “Other gains and losses”	(39,257)	—	(39,257)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	910,856	910,856
Proceed from return of investments	—	(9,167)	(9,167)

Balance at December 31, 2019	$778,105	$4,534,899	$5,313,004

Unrealized loss in 2019	$(39,257)

2018

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance at January 1, 2018	$542,521	$3,725,187	$4,267,708
Acquisition	—	89,580	89,580
Recognized in profit or loss under “Other gains and losses”	(25,159)	—	(25,159)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	(174,867)	(174,867)
Proceed from return of investments	—	(6,690)	(6,690)

Balance at December 31, 2018	$517,362	$3,633,210	$4,150,572

Unrealized loss in 2018	$(25,159)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

	December 31
	2019	2018
Discount for lack of marketability	20%	20%
Noncontrolling interests discount	25%	25%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

	December 31
	2019	2018
Discount for lack of marketability 5% decrease	$332,063	$259,411

Noncontrolling interests discount 5% decrease	$53,585	$36,465

Categories of Financial Instruments

	December 31
	2019	2018
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$778,105	$517,362
Hedging financial assets	327	1,069
Financial assets at amortized cost (Note a)	55,772,774	53,922,997
Financial assets at FVOCI	6,923,315	6,533,053
Financial liabilities
Measured at FVTPL
Held for trading	228	897
Measured at amortized cost (Note b)	30,394,827	36,930,268

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.
Note b:	The balances included trade notes and accounts payable, payables to related parties, partial other payables and customers’ deposits which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and account payable as well as lease liabilities. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2019	2018
Assets
USD	$3,398,099	$4,757,950
EUR	10,618	29,102
SGD	69	986
JPY	539	329
Liabilities
USD	3,772,682	6,698,663
EUR	206,447	1,216,812
SGD	1,260,190	49,977
JPY	6,271	14,448

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2019	2018
Assets
EUR	$327	$1,069
Liabilities
EUR	228	897

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, and JPY as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2019	2018
Profit or loss
Monetary assets and liabilities (a)
USD	$(18,729)	$(97,036)
EUR	(9,791)	(59,386)
SGD	(63,006)	(2,450)
JPY	(287)	(706)
Derivatives (b)
EUR	2,519	9,596
Equity
Derivatives (c)
EUR	4,195	8,644

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and liabilities at the balance sheet dates were as follows:

	December 31
	2019	2018
Fair value interest rate risk
Financial assets	$23,072,032	$18,087,241
Financial liabilities	8,695,214	—
Cash flow interest rate risk
Financial assets	2,414,392	2,698,729

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $6,036 thousand and $6,747 thousand for the years ended December 31, 2019 and 2018, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2019 would have increased/decreased by $38,905 thousand and $346,166 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVTOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2018 would have increased/decreased by $25,868 thousand and $326,653 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVTOCI, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2019
Non-derivative financial liabilities
Non-interest bearing	—	$32,737,082	$—	$2,249,737	$4,653,517	$—	$39,640,336

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$2,948,276	$3,815,757	$1,456,469	$614,828	$8,835,330

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2018
Non-derivative financial liabilities
Non-interest bearing	—	$38,774,958	$—	$2,590,721	$4,635,193	$—	$46,000,872

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2019
Gross settled
Forward exchange contracts
Inflow	$—	$135,075	$—	$—	$135,075
Outflow	—	134,976	—	—	134,976

	$—	$99	$—	$—	$99

December 31, 2018
Gross settled
Forward exchange contracts
Inflow	$—	$238,302	$126,401	$—	$364,703
Outflow	—	238,459	126,072	—	364,531

	$—	$(157)	$329	$—	$172

2)	Financing facilities

	December 31
	2019	2018
Unsecured bank loan facility
Amount used	$—	$—
Amount unused	40,000,000	40,307,150

	$40,000,000	$40,307,150

32	RELATED PARTIES TRANSACTIONS

The ROC Government, one of the Company’s customers, has significant equity interest in the Company. The Company provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a. The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd.	Subsidiary
Donghwa Telecom Co., Ltd.	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Spring House Entertainment Tech. Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc.	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary
Smartfun Digital Co., Ltd.	Subsidiary
Chunghwa Telecom Japan Co., Ltd.	Subsidiary
Chunghwa Sochamp Technology Inc.	Subsidiary
Honghwa International Co., Ltd.	Subsidiary
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	Subsidiary
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	Subsidiary
CHT Security Co., Ltd.(“CHTSC”)	Subsidiary
Senao International (Samoa) Holding Ltd. (“SIS”)	Subsidiary of SENAO
Youth Co., Ltd.	Subsidiary of SENAO
Aval Technologies Co., Ltd.	Subsidiary of SENAO
ISPOT Co., Ltd.	Subsidiary of SENAO
Youyi Co., Ltd.	Subsidiary of SENAO
Senyoung Insurance Agent Co., Ltd.	Subsidiary of SENAO
Seyoung Insurance Agent Co., Ltd.	Subsidiary of SENAO
Wiin Technologies Co., Ltd.(“Wiin”)	Subsidiary of SENAO
Unigate Telecom Inc.	Subsidiary of CHIEF
Chief International Corp.	Subsidiary of CHIEF
Shanghai Chief Telecom Co., Ltd.	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Precision Test Tech. USA Corporation	Subsidiary of CHPT
CHPT Japan Co., Ltd.	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Senao International HK Limited (“SIHK”)	Subsidiary of SIS
Senao Trading (Fujian) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd.	Subsidiary of SIHK
Shanghai Taihua Electronic Technology Limited (“STET”)	Subsidiary of CHPT (International)
Chunghwa Telecom (China) Co., Ltd.	Subsidiary of CHC
Jiangsu Zhenhua Information Technology Company, LLC.	Subsidiary of CHC
Su Zhou Precision Test Tech. Ltd.	Subsidiary of CHPT (International)
Chunghwa Hsingta Co., Ltd. (“CHC”)	Subsidiary of Prime Asia

(Continued)

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate
Viettel-CHT Co., Ltd.	Associate
International Integrated System, Inc.	Associate
Alliance Digital Tech Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd. (preparatory office) (“NCB”)	Associate
Click Force Co., Ltd.	Associate of CHYP
ST-2 Satellite Ventures Pte., Ltd.	Associate of CHTS
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds

(Concluded)

b.

Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2019	2018
Subsidiaries	$3,587,663	$3,006,332
Associates	201,078	224,681
Others	3,728	3,843

	$3,792,469	$3,234,856

	Operating Costs and Expenses
	Year Ended December 31
	2019	2018
Subsidiaries	$9,070,165	$9,688,175
Associates	924,410	1,270,638
Others	57,700	57,700

	$10,052,275	$11,016,513

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2019	2018
Subsidiaries	$13,091	$11,255
Associates	257	44

	$13,348	$11,299

3)	Receivables

	December 31
	2019	2018
Subsidiaries	$781,356	$814,642
Associates	4,209	3,217
Others	5	15

	$785,570	$817,874

4)	Payables

	December 31
	2019	2018
Subsidiaries	$3,021,896	$3,533,243
Associates	641,817	909,969

	$3,663,713	$4,443,212

5)	Customers’ deposits

	December 31
	2019	2018
Subsidiaries	$10,477	$14,765
Associates	5,035	5,925

	$15,512	$20,690

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2019	2018
Subsidiaries	$874,373	$632,002
Associates	241,626	311,519

	$1,115,999	$943,521

7)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011.

2019

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of December 31, 2019 was as follows:

December 31
2019
Lease liabilities - current	$188,271
Lease liabilities - noncurrent	1,023,889

$1,212,160

The interest expense recognized for the aforementioned lease liabilities for the year ended December 31, 2019 was $10,887 thousand.

2018

The total rental expense for the year ended December 31, 2018 was $394,289 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $189,891 thousand. The prepaid rents (classified as prepayments) as of December 31, 2018, was as follows:

December 31
2018
Prepaid rents - current	$204,398
Prepaid rents - noncurrent	1,345,623

$1,550,021

The Company sold the land with a carrying value of $936,016 thousand to LED at the consideration of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit—profit on intercompany transactions. There is no gain arising from disposal of land recognized in 2019 and 2018. The unrealized gain on disposal of land amounted to $83,859 thousand (classified as other noncurrent liabilities) as of December 31, 2019.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2019	2018
Short-term employee benefits	$66,341	$70,793
Post-employment benefits	5,578	6,266

	$71,919	$77,059

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of December 31, 2019, the Company’s significant commitments and contingent liabilities, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $6,072 thousand.

b.	Acquisitions of telecommunications equipment of $17,711,094 thousand.

c.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

d.

The Company committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, the Company will provide financial support to assist NCB maintain in healthy financial condition.

34.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The information of significant assets and liabilities denominated in foreign currencies was as follows:

	December 31, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$113,346	29.98	$3,398,099
EUR	316	33.59	10,618
SGD	3	22.28	69
JPY	1,954	0.276	539

(Continued)

	December 31, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Non-monetary items
Investments accounted for using equity method
USD	$42,782	29.98	$1,282,608
HKD	422,835	3.849	1,627,491
JPY	277,417	0.276	76,567
VND	354,492,164	0.0012	414,756
RMB	42,506	4.31	182,989
THB	113,123	1.0098	114,231
Liabilities denominated in foreign currencies
Monetary items
USD	125,840	29.98	3,772,682
EUR	6,146	33.59	206,447
SGD	56,561	22.28	1,260,190
JPY	22,720	0.276	6,271

(Concluded)

	December 31, 2018
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$154,906	30.72	$4,757,950
EUR	827	35.20	29,102
SGD	44	22.48	986
JPY	1,183	0.278	329
Non-monetary items
Investments accounted for using equity method
USD	39,191	30.72	1,203,739
HKD	412,944	3.921	1,619,155
JPY	225,275	0.278	62,626
VND	327,166,873	0.0012	392,601
RMB	43,122	4.47	192,841
THB	99,592	0.9532	94,931
Liabilities denominated in foreign currencies
Monetary items
USD	218,091	30.72	6,698,663
EUR	34,569	35.20	1,216,812
SGD	2,223	22.48	49,977
JPY	51,972	0.278	14,448

The unrealized foreign currency exchange gains were $8,315 thousand and $2,495 thousand for the years ended December 31, 2019 and 2018, respectively. Due to the various foreign currency transactions of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

35.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investees in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 19 and 31.

k.	Investment in Mainland China: Please see Table 8.

36.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2019
Revenues
From external customers	$66,027,403	$74,880,047	$27,889,068	$10,282,592	$242,728	$179,321,838
Intersegment revenues	15,868,086	1,157,136	3,670,450	1,690,231	12,275	22,398,178

Segment revenues	$81,895,489	$76,037,183	$31,559,518	$11,972,823	$255,003	201,720,016

Intersegment elimination						(22,398,178)

Revenues						$179,321,838

Segments operating costs and expenses	$59,888,575	$53,854,703	$13,057,785	$10,154,672	$4,003,655	$140,959,390

Segment income (loss) before income tax	$20,795,017	$9,644,680	$11,561,837	$610,811	$(2,349,753)	$40,262,592

Year ended December 31, 2018
Revenues
From external customers	$67,003,798	$78,078,487	$28,051,785	$11,950,325	$247,304	$185,331,699
Intersegment revenues	16,871,612	1,359,403	3,818,619	1,837,410	12,384	23,899,428

Segment revenues	$83,875,410	$79,437,890	$31,870,404	$13,787,735	$259,688	209,231,127

Intersegment elimination						(23,899,428)

Revenues						$185,331,699

Segments operating costs and expenses	$63,026,647	$53,619,339	$13,198,074	$11,688,750	$3,603,417	$145,136,227

Segment income (loss) before income tax	$19,412,472	$12,749,895	$11,294,421	$837,939	$(777,749)	$43,516,978

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Year ended December 31, 2019
Share of profits of subsidiaries and associates accounted for using equity method	$—	$—	$—	$—	$1,440,326	$1,440,326

Interest income	$15,156	$429	$1,305	$3,384	$136,825	$157,099

Interest expenses	$5,076	$44,058	$1,638	$10,927	$174	$61,873

Depreciation and amortization	$14,841,890	$20,924,992	$2,915,995	$1,389,964	$218,524	$40,291,365

Capital expenditure	$12,070,922	$7,755,829	$1,263,403	$982,893	$354,026	$22,427,073

(Continued)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Reversal of impairment loss on investment properties	$56,617	$—	$—	$—	$—	$56,617

Impairment loss on other assets	$13,191	$—	$13,191	$—	$17,589	$43,971

Year ended December 31, 2018
Share of profits of subsidiaries and associates accounted for using equity method	$—	$—	$—	$—	$2,579,961	$2,579,961

Interest income	$17,535	$405	$1,598	$1,453	$93,896	$114,887

Interest expenses	$—	$—	$—	$—	$267	$267

Depreciation and amortization	$15,027,196	$21,673,682	$2,982,357	$1,282,464	$171,942	$41,137,641

Capital expenditure	$12,692,526	$10,602,879	$2,662,238	$1,229,362	$303,574	$27,490,579

Reversal of impairment loss on investment properties	$19,133	$—	$—	$—	$—	$19,133

(Concluded)

Main Products and Service Revenues

	Year Ended December 31
	2019	2018
Mobile services revenue	$62,808,959	$67,868,502
Local telephone and domestic long distance telephone services revenue	27,949,534	30,018,026
Broadband access and domestic leased line services revenue	22,180,256	22,489,839
Data Communications internet services revenue	19,637,375	19,784,304
Sale of products	13,609,662	11,618,436
International network and leased telephone services revenue	6,513,830	8,329,981
Others	26,622,222	25,222,611

	$179,321,838	$185,331,699

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2019	2018
Taiwan, ROC	$172,531,947	$178,258,528
Overseas	6,789,891	7,073,171

	$179,321,838	$185,331,699

The Company does not have material noncurrent assets in foreign operations.

Major Customers

As of December 31, 2019 and 2018, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$584,817	$300,000	$300,000	$300,000	$—	5.13	$2,924,089	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	584,817	100,000	100,000	100,000	—	1.71	2,924,089	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.
b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.
c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.
d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.
e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
g.

Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2019				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$4,388,984	12	$4,388,984	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL-noncurrent	—	267,304	4	267,304	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,084	17	17,084	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	4,078	2	4,078	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,510	2	4,510	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL-noncurrent	600,000	510,801	13	510,801	—
	China Airlines Ltd.	—	Financial assets at FVOCI	263,622	2,388,416	5	2,388,416	Note 2
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	120,243	19.9	120,243	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	10,648	9	10,648	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	950	10	950	—
	WPG Holdings Limited	—	Financial assets at FVTPL-current	9	463	—	463	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	144,277	11	144,277	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	114,478	2	114,478	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	65,200	7	65,200	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	10,049	5	10,049	—

Note 1:     Showed at carrying amounts with fair value adjustments.

Note 2:     Fair value was based on the closing price on December 31, 2019.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Telecom Co., Ltd.	Stocks Taiwania Capital Buffalo Fund Co., Ltd.	Financial assets at FVTPL-noncurrent	—	—	300,000	$300,000 (Note 1)	300,000	$300,000	—	$—	$—	$—	600,000	$600,000 (Note 1)
	Next Commercial Bank Co., Ltd. (preparatory office)	Investments accounted for using equity method	—	Associate	—	—	419,000	4,190,000	—	—	—	—	419,000	4,190,000 (Note 2)

Note 1:	Showing at their original investment amounts without adjustments for fair values.

Note 2:	The ending balance was based on the original investment amount without adjustments for share of the profit or loss of investments accounted for using equity method.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Headquarters	2017.07.29- 2019.12.25	$1,460,105	Monthly settlement based on the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,396,927	1	30 days	$—	—	$285,563	1
			Purchase	878,601	1	30-90 days	—	—	(787,371)	(6)
	CHIEF Telecom Inc.	Subsidiary	Sales	354,556	—	30 days	—	—	48,736	—
			Purchase	115,231	—	60 days	—	—	(23,165)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,052,583	1	30 days	—	—	(659,866)	(5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	107,346	—	30 days	—	—	(33,217)	—
	Honghwa International Co., Ltd.	Subsidiary	Sales	109,606	—	30-60 days	—	—	64,232	—
			Purchase	5,347,566	5	30-60 days	—	—	(790,045)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	198,226	—	30 days	—	—	46,707	—
			Purchase	606,424	1	90 days	—	—	(169,182)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	362,348	—	90 days	—	—	(38,134)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	275,094	—	30 days	—	—	42,356	—
			Purchase	353,121	—	90 days	—	—	(67,217)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	235,011	—	30 days	—	—	(57,268)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	700,254	1	30-90 days	—	—	(432,307)	(3)
	So-net Entertainment Taiwan Limited	Associate	Sales	143,772	—	60 days	—	—	5	—
	International Integrated System, Inc.	Associate	Purchase	151,034	—	30 days	—	—	(48,182)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	6,441,498	22	30-90 days	—	—	797,620	47
			Purchase	2,216,723	9	30 days	—	—	(261,139)	(14)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	602,456	2	30 days	—	—	(180)	—
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	124,104	—	30 days	—	—	44,441	3
Aval Technologies Co., Ltd.	Youth Co., Ltd.	Fellow subsidiary	Sales	174,216	1	30 days	—	—	27,077	2
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	264,284	11	60 days	—	—	34,123	16
			Purchase	354,038	27	30 days	—	—	(48,736)	(45)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,965,251	85	30 days	—	—	657,839	80
CHYP Multimedia Marketing & Communications Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	107,346	27	30 days	—	—	30,697	40
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,318,598	96	30-60 days	—	—	788,779	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	606,424	46	90 days	—	—	169,182	78
			Purchase	198,226	16	30 days	—	—	(46,707)	(28)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	362,348	59	90 days	—	—	38,134	71
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	353,121	31	90 days	—	—	67,217	12
			Purchase	275,094	26	30 days	—	—	(42,356)	(7)
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	295,699	43	30 days	—	—	136,450	78

Note 1:	Purchase included acquisition of services costs.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$464,647	10.31	$—	—	$451,941	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	990,879	7.48	—	—	123,369	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	657,839	3.06	—	—	482,712	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	788,779	5.76	—	—	171,232	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	169,182	3.59	—	—	110,229	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTEES IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2019			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				December 31, 2019	December 31, 2018	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,616,907	$409,348	$108,059	Subsidiary
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,850,095	7,254	3,494	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,627,491	39,268	39,268	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	935,228	143,145	143,152	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	717,883	13,135	(20,612)	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	57	1,729,189	542,508	313,931	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,130,389	207,988	185,348	Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	182,989	(2,462)	(2,462)	Subsidiary
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	422,269	171,509	165,011	Subsidiary
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	190,972	15,375	15,733	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	98,221	(5,365)	(5,365)	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	347,380	66,530	68,770	Subsidiary
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	306,851	98,124	72,112	Subsidiary

(Continued)

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2019			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				December 31, 2019	December 31, 2018	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	$119,624	$100,000	1,300	100	$114,231	$(3,595)	$(3,595)	Subsidiary
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	41,941	62,209	8,251	56	110,357	21,322	11,949	Subsidiary
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	111,680	10,464	13,050	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	73,688	10,260	7,466	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	76,567	15,073	15,073	Subsidiary
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(10,086)	(2,232)	(3,858)	Subsidiary
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	31	340,240	129,400	41,699	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	316,535	253,315	76,008	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	272,166	259,592	135,438	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	150,789	12,645	3,793	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	189,396	230,376	69,113	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	66,684	69,013	7,898	23	253,021	2,692	1,723	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	50,979	4,921	1,329	Associate
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	7,199	(28,150)	(4,234)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	5,080	—	—	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2019			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				December 31, 2019	December 31, 2018	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	$200,000	$200,000	20,000	50	$194,081	$(9,785)	$(4,893)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,507	1,530	750	Associate
	Next Commercial Bank Co., Ltd. (preparatory office)	Taiwan	Online banking business	4,190,000	—	419,000	42	4,074,168	(276,449)	(115,832)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	953,685	424,479	143,443	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,333,620	2,416,645	77,775	100	352,254	(50,646)	(50,646)	Subsidiary
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	3,330	(28,150)	(1,883)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	364,950	364,950	8,462	93	185,858	(3,130)	(20,345)	Subsidiary
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	60,000	9,843	100	101,850	2,363	2,367	Subsidiary
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	75,728	25,036	25,044	Subsidiary
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd.	Taiwan	Development of real estate	—	7,500	750	60	—	(5,466)	(3,280)	Subsidiary (Note 4)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	886	(1)	(1)	Subsidiary
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	73,369	10,894	10,894	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	500,930	306,425	116,442	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,207,040	625,164	214,115	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	85,381	542,508	16,275	Associate
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,412	409,348	1,594	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2019			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				December 31, 2019	December 31, 2018	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$12,636	$12,636	400	100	$24,337	$544	$544	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,380	82	82	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	116,790	54,450	3,700	100	84,684	(13,893)	(17,461)	Subsidiary
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	182,988	(2,460)	(2,460)	Subsidiary
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,328,754	2,393,646	80,440	100	332,131	(50,952)	(50,952)	Subsidiary
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	9,098	(94)	(286)	Subsidiary
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,152	315	87	Subsidiary
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	—	2,955	100	29,781	231	231	Subsidiary
Senyoung Insurance Agent Co., Ltd.	Seyoung Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	—	2,950	100	29,220	(280)	(280)	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	37,120	3,014	(756)	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	The liquidation of Taoyuan Asia Silicon Valley Innovation Co., Ltd. was completed in September 2019.

Note 5:	Investment in mainland China is included in Table 8.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2019

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2019	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2019	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2019	Accumulated Inward Remittance of Earnings as of December 31, 2019	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$1,435	100	$1,435	$—	$—	Note 7
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(27,215)	100	(27,215)	50,497	—	—
Senao International Trading (Shanghai) Co., Ltd. (Note 12)	Maintenance of information and communication technologies products	26,053	2	87,540	—	61,487	26,053	—	100	—	—	—	Note 8
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	310	100	310	—	—	Note 9
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(6,069)	100	(6,069)	44,475	—	—
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Note 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(12,279)	100	(12,279)	25,943	—	—
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	62,340	2	—	62,340	—	62,340	(1,955)	100	(1,955)	58,916	—	—
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	6,822	49	3,343	10,852	—	—

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2019	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,318,797	$2,318,797	$3,517,513
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	231,836,259
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	231,836,259
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	113,573	159,725	3,866,346
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,720,100

Note 1: Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	The liquidation of Senao Trading (Fujian) Co., Ltd. was completed in May 2019.

Note 8:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.

Note 9:	The liquidation of Senao International Trading (Jiangsu) Co., Ltd. was completed in March 2019.

Note 10:	The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. was completed in December 2018.

(Concluded)

THE CONTENTS OF STATEMENTS OF MAJOR

ACCOUNTING ITEMS

ITEM	STATEMENT INDEX
MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	Note 7 and 2
STATEMENT OF HEDGING FINANCIAL INSTRUMENTS	Note 19
STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET	3
STATEMENT OF INVENTORIES	4
STATEMENT OF PREPAYMENTS	Note 11
STATEMENT OF OTHER CURRENT MONETARY ASSETS	Note 12
STATEMENT OF OTHER CURRENT ASSETS	Note 18
STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT	5
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	6
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 14
STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS	7
STATEMENT OF CHANGES IN INVESTMENT PROPERTIES	Note 16
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 17
STATEMENT OF DEFERRED INCOME TAX ASSETS	Note 27
STATEMENT OF OTHER NONCURRENT ASSETS	Note 18
STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE	8
STATEMENT OF OTHER PAYABLES	Note 21
STATEMENT OF PROVISIONS	Note 22
STATEMENT OF LEASE LIABILITIES	9
STATEMENT OF DEFERRED INCOME TAX LIABILITIES	Note 27
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF REVENUES	Note 36
STATEMENT OF OPERATING COSTS	10
STATEMENT OF OPERATING EXPENSES	11
STATEMENT OF OTHER INCOME AND EXPENSES	Note 26
STATEMENT OF INTEREST EXPENSES	Note 26
STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION	12

STATEMENT 1

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Period	Annual Interest Rate / Earnings Rate	Amount
Cash
Cash on hand			$137,811

Bank deposits
Checking deposits			1,700,005
Demand deposits			2,414,393

			4,114,398

			4,252,209

Cash equivalents
Commercial paper
CTBC Bank Co., Ltd.	2019.12.16-2020.01.08	0.50%-0.53%	3,898,218
Grand Bills Finance Corporation	2019.12.05-2020.01.09	0.53%-0.54%	3,495,056
Taishin International Bank Co., Ltd.	2019.12.09-2019.01.08	0.52%-0.53%	2,697,989
Taiwan Finance Corporation	2019.12.03-2020.01.08	0.53%	2,693,800
China Bills Finance Corporation	2019.12.05-2020.01.08	0.53%	2,597,527
International Bills Finance Corporation	2019.12.05-2020.01.07	0.53%	2,247,888
Mega Bills Finance Co., Ltd.	2019.12.06-2020.01.06	0.48%-0.52%	1,499,025

			19,129,503

Negotiable certificates of deposit	2019.10.24-2020.1.6	0.58%-0.60%	1,700,000

			20,829,503

			$25,081,712

Note:    Including USD8,767 thousand @29.98, EUR296 thousand @33.59, JPY1,954 thousand @0.276 and SGD3 thousand @22.28.

STATEMENT 2

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2019		Additions in Investment		Decrease in Investment		Balance, December 31, 2019
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note
Financial assets at fair value through profit or loss
Taiwania Capital Buffalo Fund Co., Ltd.	300,000	$292,910	300,000	$300,000	—	$82,109	600,000	12.90	$510,801	Notes 1 and 2
Innovation Works Development Fund, L.P.	—	224,452	—	42,852	—	—	—	4.44	267,304	Note 1

		$517,362		$342,852		$82,109			$778,105

Note 1:    Showed at amounts with fair value adjustments.

Note 2:    Additions in investment was issuance of common stock for cash.

STATEMENT 3

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

Item	Amount
Mobile phone services revenue	$6,303,425
International call services revenue	3,694,540
Leased line services revenue	3,138,717
Local telephone services revenue	1,969,080
Internet and value-added services revenue	2,275,516
Project services revenue	5,699,150
Others (Note)	2,698,284

25,778,712
Less: Loss allowance	(2,300,651)

$23,478,061

Note:    The amount of individual item included in others does not exceed 5% of the account balance.

STATEMENT 4

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF INVENTORIES

DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Market Price (Note)
Merchandise	$1,722,201	$2,286,356
Project in process	10,769,527	12,408,605

	$12,491,728	$14,694,961

Note:    Amount of net realizable value.

STATEMENT 5

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2019		Additions in Investment (Note 1)		Decrease in Investment (Note 1)		Balance, December 31, 2019
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note
Financial assets at fair value through other comprehensive income
Listed stocks
China Airlines Ltd.	263,622	$2,899,843	—	$—	—	$511,427	263,622	4.86	$2,388,416
Non-listed stocks
Taipei Financial Center Corp.	172,927	3,485,638	—	903,346	—	—	172,927	11.76	4,388,984
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	5,252	21,930	—	4,321	—	9,167	5,252	16.67	17,084	Note 2
Global Mobile Corp.	7,617	—	—	—	—	—	7,617	2.76	—
Innovation Works Limited	1,000	2,850	—	1,228	—	—	1,000	1.93	4,078
RPTI Intergroup International Ltd.	4,765	—	—	—	—	—	4,765	10.19	—
Taiwan mobile payment Co., Ltd.	1,200	4,837	—	—	—	327	1,200	2.00	4,510
4 Gamers Entertainment Inc.	136	117,955	—	2,288	—	—	136	19.93	120,243

		$6,533,053		$911,183		$520,921			$6,923,315

Note 1:    Showed at amounts with fair value adjustments.

Note 2:    Decrease in investment was proceed from return of investments.

STATEMENT 6

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

										Balance, December 31, 2019
	Balance, January 1, 2019		Effect of retrospective	Balance on January 1,	Additions in Investment		Decrease in Investment		Increase (Decrease)		Percentage of		Market Value /
Investee Company	Shares (In Thousand)	Amount	application of IFRS 16	2019 as adjusted	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	in Using the Equity Method	Shares (In Thousand)	Ownership (%)	Amount	Net Asset Value	Note
Investments accounted for using equity method
Subsidiaries
Listed stocks
Senao International Co., Ltd.	71,773	$335,629	$(3,170)	$332,459	—	$—	—	$104,071	$228,157	71,773	28	$456,545	$2,303,913	Notes 2 and 3
CHIEF Telecom Inc.	39,426	1,694,950	18,425	1,713,375	—	—	—	295,694	311,508	39,426	57	1,729,189	8,673,720	Notes 2 and 3
Non-listed stocks
Light Era Development Co., Ltd.	300,000	3,853,824	17	3,853,841	—	—	—	7,240	3,494	300,000	100	3,850,095	3,858,806	Notes 1 and 3
Donghwa Telecom Co., Ltd.	402,590	1,619,155	(248)	1,618,907	—	—	—	—	8,584	402,590	100	1,627,491	1,629,315	Note 1
Chunghwa Telecom Singapore Pte., Ltd.	26,383	915,532	(69)	915,463	—	—	—	105,858	125,623	26,383	100	935,228	920,611	Notes 1 and 3
Chunghwa System Integration Co., Ltd.	60,000	738,139	(27)	738,112	—	—	—	—	(20,229)	60,000	100	717,883	650,602	Note 1
Chunghwa Investment Co., Ltd.	68,085	3,152,229	(1,067)	3,151,162	—	—	—	102,128	81,355	68,085	89	3,130,389	3,206,239	Notes 1 and 3
Prime Asia Investments Group Ltd. (B.V.I)	1	192,841	71	192,912	—	—	—	—	(9,923)	1	100	182,989	182,989	Note 1
Honghwa International Co., Ltd.	18,000	457,449	(9,548)	447,901	—	—	—	199,083	162,473	18,000	100	411,291	438,634	Notes 1 and 3
CHYP Multimedia Marketing & Communications Co., Ltd.	15,000	197,996	30	198,026	—	—	—	22,786	15,732	15,000	100	190,972	190,570	Notes 1 and 3
Spring House Entertainment Tech. Inc.	10,277	98,298	(47)	98,251	—	—	2,026	—	12,106	8,251	56	110,357	94,622	Notes 1 and 6
Chunghwa Telecom Global, Inc.	6,000	288,207	(757)	287,450	—	—	—	—	59,930	6,000	100	347,380	344,074	Note 1
Chunghwa Telecom Vietnam Co., Ltd.	—	106,091	(30)	106,061	—	—	—	—	(7,840)	—	100	98,221	98,221	Note 1
Smartfun Digital Co., Ltd.	6,500	72,031	—	72,031	—	—	—	5,809	7,466	6,500	65	73,688	73,871	Notes 1 and 3
Chunghwa Telecom Japan Co., Ltd.	1	62,626	(229)	62,397	—	—	—	—	14,170	1	100	76,567	76,104	Note 1
Chunghwa Sochamp Technology Inc.	2,040	(6,233)	6	(6,227)	—	—	—	—	(3,859)	2,040	51	(10,086)	6,774	Note 1
Chunghwa Leading Photonics Tech. Co., Ltd.	7,050	98,763	(133)	98,630	—	—	—	—	13,050	7,050	75	111,680	118,947	Note 1
Chunghwa Telecom (Thailand) Co., Ltd.	1,000	94,931	—	94,931	300	31,032	—	11,408	(324)	1,300	100	114,231	114,231	Notes 1, 5 and 8
CHT Security Co., Ltd.	24,000	237,927	10	237,937	—	—	—	3,352	72,266	24,000	80	306,851	319,303	Notes 1 and 3

		14,210,385	3,234	14,213,619		31,032		857,429	1,073,739			14,460,961

(Continued)

STATEMENT 6

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

										Balance, December 31, 2019
	Balance, January 1, 2019		Effect of retrospective	Balance on January 1,	Additions in Investment		Decrease in Investment		Increase (Decrease)		Percentage of		Market Value /
Investee Company	Shares (In Thousand)	Amount	application of IFRS 16	2019 as adjusted	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	in Using the Equity Method	Shares (In Thousand)	Ownership (%)	Amount	Net Asset Value	Note
Associates
Listed stocks
KingwayTek Technology Co., Ltd.	6,993	$134,925	$—	$134,925	1,141	$—	236	$4,305	$122,401	7,898	23	$253,021	$872,729	Notes 2, 3, 4, and 7
Non-listed stocks
International Integrated System, Inc.	22,498	310,842	—	310,842	—	—	—	14,624	44,022	22,498	31	340,240	304,266	Notes 1 and 3
Viettel-CHT Co., Ltd.	—	286,510	—	286,510	—	—	—	38,170	68,195	—	30	316,535	316,387	Notes 1 and 3
Taiwan International Standard Electronics Co., Ltd.	1,760	216,439	—	216,439	—	—	—	76,759	132,486	1,760	40	272,166	378,524	Notes 1 and 3
KKBOX Taiwan Co., Ltd.	4,438	147,360	—	147,360	—	—	—	—	3,429	4,438	30	150,789	111,490	Note 1
So-net Entertainment Taiwan Limited	9,429	119,956	—	119,956	—	—	—	—	69,440	9,429	30	189,396	171,541	Note 1
Alliance Digital Tech Co., Ltd.	6,000	5,080	—	5,080	—	—	—	—	—	6,000	14	5,080	5,080	Note 1
UUPON Inc.	5,400	11,432	—	11,432	—	—	—	—	(4,233)	5,400	15	7,199	7,199	Note 1
Taiwan International Ports Logistics Corporation	8,000	49,650	—	49,650	—	—	—	—	1,329	8,000	27	50,979	50,987	Note 1
Chunghwa PChome Fund I Co., Ltd.	20,000	198,974	—	198,974	—	—	—	—	(4,893)	20,000	50	194,081	194,081	Note 1
Cornerstone Ventures Co., Ltd.	490	4,757	—	4,757	—	—	—	—	750	490	49	5,507	5,507	Note 1
Next Commercial Bank Co., Ltd. (preparatory office)	—	—	—	—	419,000	4,190,000	—	—	(115,832)	419,000	42	4,074,168	4,074,168	Notes 1 and 9

		1,485,925	—	1,485,925		4,190,000		133,858	317,094			5,859,161

		$15,696,310	$3,234	$15,699,544		$4,221,032		$991,287	$1,390,833			$20,320,122

Note 1:     The amounts of net asset value were based on audited financial statements.

Note 2:     Fair value was based on the closing price at the end of 2019.

Note 3:     Decrease in investment was cash dividends paid.

Note 4:     Decrease in investment was partial disposal of interests in subsidiary.

Note 5:     Decrease in investment was cash refund capital reduction.

Note 6:     Decrease in shares of investment was capital reduction to write off accumulated losses.

Note 7:     Additions in shares of investment was stock dividends paid

Note 8:     Additions in investment was issuance of common stock for cash.

Note 9:     Prepayments for investments of Next Commercial Bank Co., Ltd.

(Concluded)

STATEMENT 7

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF RIGHT-OF-USE ASSETS

DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

	Land and buildings (Handsets base stations)	Land and buildings (Others)	Equipment	Total
Cost
Balance on January 1, 2019	$6,938,137	$1,088,086	$2,974,321	$11,000,544
Additions	2,844,024	463,761	16,393	3,324,178
Decreases	(243,595)	(291,821)	(1,189)	(536,605)

Balance on December 31, 2019	$9,538,566	$1,260,026	$2,989,525	$13,788,117

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$—	$—	$—
Depreciation expenses	2,728,814	414,295	404,045	3,547,154
Decreases	(38,289)	(11,821)	(952)	(51,062)

Balance on December 31, 2019	$2,690,525	$402,474	$403,093	$3,496,092

Balance on December 31, 2019, net	$6,848,041	$857,552	$2,586,432	$10,292,025

STATEMENT 8

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE

DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

Item	Amount
International call allocation expenses	$3,494,729
Payable of spare parts for equipment	1,109,640
Payable of products	442,739
Other (Note)	7,005,415

$12,052,523

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 9

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF LEASE LIABILITIES

DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

Item	Period	Discount Rate (%)	Amount	Note
Land and buildings
Handsets base stations	1-20 years	0.58-1.18	$6,546,202
Others	1-30 years	0.58-1.12	869,132
Equipment	1-15 years	0.58-0.82	1,279,880

			8,695,214
Less: Lease Liabilities-current			(2,939,410)

Lease Liabilities-noncurrent			$5,755,804

STATEMENT 10

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

Item	Amount
Depreciation	$28,630,553
Cost of products	14,367,766
Salaries	11,218,855
Amortization	10,281,841
Repair, maintenance and warranty expenses	6,325,988
Compensation	6,029,347
Other (Note)	39,201,926

$116,056,276

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 11

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2019

(In Thousands of New Taiwan Dollars)

Item	Marketing	General and Administrative	Research and Development	Expected Credit Loss	Total
Salaries	$5,883,126	$1,364,720	$1,421,256	$—	$8,669,102
Compensation	3,221,688	630,666	774,762	—	4,627,116
Professional service fee	1,648,085	183,007	302,223	—	2,133,315
Depreciation	700,440	329,464	192,362	—	1,222,266
Outsourcing fee	922,705	3,931	3,336	—	929,972
Marketing and Promotion expenses	848,116	—	—	—	848,116
Expected credit loss	—	—	—	(127,019)	(127,019)
Other (Note)	4,906,087	1,046,792	647,367	—	6,600,246

	$18,130,247	$3,558,580	$3,341,306	$(127,019)	$24,903,114

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 12

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of New Taiwan Dollars)

	Year Ended December 31, 2019			Year Ended December 31, 2018
	Classified as Operating Costs	Classified as Operating Expenses	Total	Classified as Operating Costs	Classified as Operating Expenses	Total
Employee benefit expenses
Salaries	$11,218,855	$8,669,102	$19,887,957	$11,748,400	$8,628,578	$20,376,978
Insurance	1,161,980	869,502	2,031,482	1,167,127	858,173	2,025,300
Pension	1,861,185	1,299,078	3,160,263	1,918,414	1,306,333	3,224,747
Remuneration to directors	—	40,565	40,565	—	43,478	43,478
Others	6,950,603	5,256,004	12,206,607	7,138,988	5,187,174	12,326,162

	$21,192,623	$16,134,251	$37,326,874	$21,972,929	$16,023,736	$37,996,665

Depreciation	$28,630,553	$1,222,266	$29,852,819	$25,585,731	$1,281,748	$26,867,479

Amortization	$10,281,841	$156,705	$10,438,546	$14,090,573	$179,589	$14,270,162

Note 1:	The average numbers of the Company’s employees were 21,661 and 22,109, including 10 non-employee directors in 2019 and 2018, respectively.

Note 2:

The average employee benefits expense were $1,721 thousand and $1,717 thousand for the years ended December 31, 2019 and 2018, respectively. (Which refers to [total employee benefits-total directors’ remuneration] divided by [number of employees-number of non-employee directors].)

Note 3:

The average salary expenses were $918 thousand and $922 thousand for the years ended December 31, 2019 and 2018, respectively. (Which refers to [salary expenses] divided by [number of employees-number of non-employee directors]). The adjustment on the average salary expenses in 2019 is approximately -0.4%.

Note 4:	The Company’s salary expenses refer to recurring grants such as base salary, job premiums, and overtime, etc.